

03024596

82- SUBMISSIONS FACING SH

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier iTech Holdings Limited

*CURRENT ADDRESS 20/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 4201 FISCAL YEAR 3/31/2000

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: JM

DATE : 7/15/03



其士科技控股有限公司
(於百慕達註冊成立之有限公司)

CHEVALIER
iTECH HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

其士

一九九九至二零零零年度年報
ANNUAL REPORT 1999-2000

30 CHEVALIER ANNIVERSARY
SINCE 1970

目錄

財務日誌

事項	日期
中期業績公佈	一九九九年十二月十七日
末期業績公佈	二零零零年七月二十八日
截止過戶日期	
中期	二零零零年一月十日至十四日
末期	二零零零年九月十四日至二十日
股東週年大會	二零零零年九月二十二日
派發股息	
中期股息每股港幣一仙	二零零零年一月二十一日
末期股息每股港幣三仙	二零零零年十一月二日

(所列帳項均為港幣)

下列為本集團截至二零零零年三月三十一日止過往五年之總資產、總負債、股本及業績概況。

	1996	1997	1998	1999	**2000**
財政項目*(百萬元)*					
總資產	487	627	603	620	**635**
總負債	232	313	195	210	**225**
少數股東權益	(10)	–	–	–	**–**
股本及儲備	265	314	408	410	**410**
股本(發行股數 — 百萬)	676	692	828	828	**854**
營業額*	1,114	1,275	1,362	1,093	**1,182**
年度溢利	64	81	45	34	**26**
每股計算*(仙)*					
盈利	9.7	12.2	5.9	4.1	**3.1**
股息	4.5	5	4	4	**4**
資產淨值(按帳面值)	39	45	49	50	**48**

* *為符合本年度內之表達方式,若干比較數字已重新分類列出。*

標準會計準則第二十四號為證券投資的分類制定新架構,而該準則對本集團從一九九六年起至一九九九年度之業績及淨資產所採用的處理方式並沒有重大影響。

營業額
(港幣百萬元)



1,114
1,275
1,362
1,093
1,182
1996
1997
1998
1999
2000

年度溢利
(港幣百萬元)



64
81
45
34
26
1996
1997
1998
1999
2000

股本及儲備
(港幣百萬元)



265
314
408
410
410
1996
1997
1998
1999
2000

每股盈利及股息
(仙)



盈利
股息
9.7
4.5
12.2
5
5.9
4
4.1
4
3.1
4
1996
1997
1998
1999
2000

公司資料

執行董事

周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事

陳大剛
易振球

獨立非執行董事

趙世彭 J.P., D.C.L., D.Sc., B.Sc.
袁天凡

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

香港上海滙豐銀行
上海商業銀行
渣打銀行
東亞銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過戶登記分處及過戶代理

標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

網址

http://www.chevalier-itech.com

業績

儘管香港於一九九九年仍處於疲弱的營商環境，截至二零零零年三月三十一日止，本集團營業額由港幣十億九千三百萬元輕微上升百份之八至港幣十一億八千二百萬元。年度內溢利下跌至港幣二千六百萬元。每股基本盈利為港幣三點一仙。



周亦卿博士 O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

股息

董事會擬派發末期股息每股港幣三仙（一九九九年：港幣三仙）；連同已派付之中期股息每股港幣一仙（一九九九年：港幣一仙），截至二零零零年三月三十一日止年度，共派發股息每股港幣四仙（一九九九年：港幣四仙）。

待即將召開之股東週年大會上獲股東批准，股息單將約於二零零零年十一月二日星期四以現金支付，而股東可選擇收取本公司每股面值港幣0.1元之股份（「新股份」），以代替彼等獲得之部份或全部現金股息（「以股代息計劃」）。配發新股份的數目乃參照由二零零零年九月十四日星期四至二零零零年九月二十日星期三止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零零年十月四日星期三呈遞各股東。此項以股代息計劃，須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

業務回顧

儘管本集團營業額上升，電腦市場競爭激烈情況與去年相若，引致其邊際利潤下降。為了在這個變化萬千的營商環境下保持競爭力，電腦部門已積極推出一系列的市場推廣計劃，以優惠價格推出新電腦型號及協助顧客面對發展迅速之資訊科技要求。同時，該部門亦提供顧問服務、系統整合及應用技術和全面性維修保養服務以滿足顧客需求及拓展新業務機會。此外，本集團亦透過全面訓練課程，致力培訓員工技術及知識技能。



本集團為纖巧東芝筆記簿型電腦獨家代理

業務回顧(續)

辦公室文儀器材部門之營業額及收益再度錄得穩定增長。本集團將繼續推出新產品以應市場需求。


The SUPERMART
本集團為崇光百貨公司提供終端銷售系統

鑑於市場競爭激烈，本集團已將經營其士店數目縮減至十三間；連同二十間特許經營店，其士店繼續成為一個專門提供電訊產品及服務之具規模的零售網絡商。回顧年內，縱然各大型電訊公司於電訊市場採用熾烈減價戰，而且零售市場十分疲弱，但本集團零售網絡收益仍能維持滿意水平。由於多間流動電話供應商推出無線應用協定技術及增值服務，流動通訊聯繫已成為日常生活中重要部份，並將為本集團的業務帶來增長。


pc-land
其士電腦天地
COPIER
其士(資訊網絡)有限公司的網頁

互聯網部門踏入另一艱辛的一年。作為網絡服務供應商，本集團致力為顧客提供最快捷上網途徑及服務。此外，本集團透過現有伺服器及設備管理服務，已開始發展應用服務供應商業務及資料數據中心，以維持市場佔有率。

經營售後服務業務漸趨艱難。在疲弱經濟環境下，為了保留現有客戶，維修服務價格需作出調整，而營業額因此下降。此外，本集團致力提供高素質及增值服務，如系統整合技術。這項措施能建立顧客對本集團之忠誠，從而舒緩減價所構成之壓力。本集團期望在經濟環境復甦後，憑着其優良服務及訓練有素的員工協助下，務求令該部門業績得以改善。

業務回顧（續）


Q-Mart
位於荃灣廣場之Q-Mart

Q-Mart零售店為本集團另一大型零售連鎖店，專為消費者提供家居用品。於年度內，Q-Mart零售店已相繼於若干主要區域開設新店，現正經營合共九間店舖。雖然經濟衰退對Q-Mart之業務構成重大影響，但本集團相信零售業務將逐步復甦，並會繼續擴展其業務。

截至二零零零年三月三十一日止，衛星通訊部門錄得可觀收益，其業務已由共用衛星天線系統擴展至光纖佈線系統。年度內，該部門錄得合共三千八百名採用共用衛星天線系統新客戶。

隨着東南亞國家經濟復甦，本集團於泰國業務尤以電腦及電訊部門已有顯著增長。最主要原因乃泰國之國際貿易收支平衡改善，從而帶動私營及公營消費上升。


PRESENT
於泰國介紹最新推出的東芝筆記薄型電腦

財務評述

過往一年，本集團視乎營運資金需要而作出透支、貿易融資、包括遠期合約及外滙交易對沖等安排，但並不作投機性的外滙及衍生產品交易。現時以應付票據方式所作的貿易融資而未償還款項約為港幣八百萬元。

截至二零零零年三月三十一日止，本集團總信貸額為港幣一億八千七百萬元，而未動用餘額為港幣一億二千二百萬元。於二零零零年三月三十一日，本集團可運用之現金高達港幣二億五千六百萬元。

展望

回顧年內，香港經濟正面臨結構性轉型，並陷入通縮期。物業價格下調、收入減少及隨着消費意慾下降令物價下調均導致經濟全面收縮。但是，香港經濟於二零零零年上半年出現明顯復甦，更較預期錄得多年來未見的高增長率。展望二零零零年下半年，美國經濟可能會逐步放緩，香港經濟增長亦因而受到一定程度的影響。然而，香港全年的展望仍然樂觀。



由其士集團贊助的「其士千禧煙花迎瑞龍」為千禧年首個大型賀歲煙花滙演

在可見未來，資訊科技及創新業務將成為我們日常生活中重要部份，其增長必遠比傳統工業為高。隨着市場自由開放，網絡及流動通訊廣泛應用，與及在香港特別行政區政府支持下，香港極有條件成為亞太地區資訊科技及網絡服務中心。為迎接新挑戰，本集團已將焦點轉移，以配合市場趨勢。

本公司名稱已於一九九九年十月七日由Chevalier (OA) International Limited其士(商業系統)國際有限公司更改為Chevalier iTech Holdings Limited其士科技控股有限公司。本集團預期在採用新公司名稱後，未來運作及投資將會專注於資訊科技，從而提升本集團之價值。

來年，本集團將透過控制成本效益措施及具效率策略，以提升其競爭地位；並將拓展資訊網絡及與電子商業有關業務。憑藉穩健財務狀況及多元化產品及服務，本集團相信其表現將在可見未來取得理想表現。

在這艱難時期，本人謹藉此對各位董事及全體員工於過去一年的忠誠、努力不懈的態度與全力以赴的工作熱忱，深表謝意。

主席

周亦卿

香港，二零零零年七月二十八日

本集團之主要物業細列如下：

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百份率*
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於曼谷市之商業大廈)	寫字樓及陳列室	21,300	永久業權	100
中華人民共和國				
廣東省廣州市東山廣場十八樓四、五、六及七室	寫字樓	7,200	中期	100
廣東省廣州市名雅苑十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號億利工業中心三樓五號室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會欣然將本公司及本集團截至二零零零年三月三十一日止年度報告書及經審核之帳目提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供廣泛的話音與數據通訊設備與服務及系統整合服務，包括由網絡主幹、伺服器及軟件應用、區域網絡／世界網絡技術、網頁設計及電子商務技術至大廈設施，如光纖綜合佈線系統、保安系統及衛星通訊接收系統等。另外，亦包括銷售及分銷流動電話手機、商業機器、電腦系統及設備、傳訊服務、電話系統、有關之售後服務及證券投資。

本集團主要業務之營業額及其對本集團經營溢利之貢獻細列如下：

(甲) 以業務分類

	營業額 *港幣千元*	對扣除財務費用後經營溢利之貢獻 *港幣千元*
電腦設備	394,941	8,301
電訊系統及服務	380,280	11,296
辦公室設備	174,241	6,066
科技及網絡技術	77,049	2,741
技術及保養服務	64,480	8,858
其他	91,310	(7,291)
	1,182,301	29,971

(乙) 以地區分類

	營業額 *港幣千元*
香港	888,006
中華人民共和國	122,878
泰國	145,315
其他	26,102
	1,182,301

由於各地區之溢利貢獻並無不正常性質，故並未呈列以地區分類之溢利貢獻。

更改公司名稱

依照一九九九年九月二十三日股東週年大會所通過之特別決議案，本公司已改名為Chevalier iTech Holdings Limited其士科技控股有限公司。

業績及股息

本集團於截至二零零零年三月三十一日止年度之業績載於第21頁之綜合收益表內。中期股息每股港幣一仙已於二零零零年一月二十一日星期五以現金支付。董事會現建議派發末期股息每股港幣三仙，惟股東可選擇以股代息。

股本

股本之變動載於財務報告附註第22項內。

認購股權計劃

有關本公司之認購股權計劃及於年度內授予和被行使之認購股權之詳情載於財務報告附註第22項內。

儲備

儲備之變動載於財務報告附註第23項內。

物業、廠房及設備

物業、廠房及設備之變動載於財務報告附註第13及14項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之前五大供應商共佔本集團採購百份之六十六，然而本集團之前五大客戶共佔本集團之銷售額不足百份之三十。最大供應商佔本集團進貨額百份之三十八。本公司各董事及其聯繫人士或任何股東(就董事所知其擁有本公司已發行股本百份之五或以上者)並無在該五大供應商佔有任何權益。

物業

本集團之主要物業資料載於第8頁。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣404,000元及其他社團為港幣25,000元。

貸款及化作成本之利息

一年內或隨時須應償還之銀行貸款及其他借款已列為流動負債。本年內並無利息化作成本。

主要附屬公司及聯營公司

有關本公司各主要附屬公司及聯營公司之詳情分別載於財務報告附註第15及16項內。

優先承讓權

本公司之公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購入、出售或贖回證券

於本年內，本公司或其任何附屬公司並無購入、出售或贖回本公司之任何上市證券。

董事

年內及截至本報告日期止，在任董事如下：

執行董事

周亦卿博士　　*(主席)*
馮伯坤先生　　*(董事總經理)*
郭海生先生
馮和順先生
簡嘉翰先生
周莉莉小姐

非執行董事

陳大剛先生　　*(於一九九九年十二月三十一日獲委任)*
易振球先生　　*(於二零零零年五月九日獲委任)*
湯學義先生　　*(於一九九九年十二月三十一日辭任)*
黃烈初先生　　*(於二零零零年三月十七日辭任)*

獨立非執行董事

趙世彭博士
袁天凡先生

根據本公司之公司細則，趙世彭博士及易振球先生於即將召開之股東週年大會上告退，均願膺選連任。各非執行董事及獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、馮伯坤先生、郭海生先生、馮和順先生及簡嘉翰先生在若干合約中獲得利益，概因彼等乃其士國際集團有限公司(「其士國際」)之董事及／或持有實益權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述以外，本公司或其控股公司、附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

關連交易

按聯交所證券上市規則(「上市規則」)詮譯，本集團不時與被列作「關連人士」的其士國際進行交易。聯交所已於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次本公司與其士國際若干附屬公司按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

業主	物業(用途)	年度租金 *港元*
萬珠發展有限公司	其士商業中心的部份(寫字樓)	2,665,000
威方發展有限公司	其士貨倉大廈的部份(貨倉)	100,000
拔創有限公司	其士工程服務中心的部份 (寫字樓／貨倉)	9,356,000
富特發展有限公司	富瑤小築(渡假屋)	160,000

本公司獨立非執行董事認為，截至二零零零年三月三十一日止年度內，本集團達成上述之交易為：

(i) 本集團一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之有關金額。

董事股份及認購股權之權益

截至二零零零年三月三十一日，各董事於本公司及其相聯公司(按證券(公開權益)條例(「公開權益條例」)之定義詮譯)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

(i) 股份

董事	普通股股份數目 個人權益	公司權益	總數
周亦卿	32,000,000	510,750,666*	542,750,666
馮伯坤	12,900,000	–	12,900,000
郭海生	12,000,000	–	12,000,000
馮和順	300,000	–	300,000
簡嘉翰	2,256,000	–	2,256,000

* *周亦卿博士實益擁有其士國際股份571,711,235股，佔其士國際已發行股份約百分之四十九點零五，而其士國際則持有本公司股份510,750,666股。根據公開權益條例，周博士被視為擁有該等股份之實益權益，而該等股份乃重複於其士國際之權益內，請參閱下段「主要股東」。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	*港元*		
周亦卿	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	14,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	7,000,000
馮伯坤	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	10,300,000	3,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	6,550,000
郭海生	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	7,000,000	4,300,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
馮和順	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	–	2,300,000
簡嘉翰	04/02/1998	04/09/1998 – 03/09/2001	1	0.3376	2,300,000	–
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000
周莉莉	04/02/1998	04/09/1998 – 03/09/2001	1	0.3376	–	5,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	–	5,000,000

認購股權資料載於財務報告附註第22(b)項內。

董事股份及認購股權之權益(續)

(乙)相聯公司權益

(i) 股份

董事	相聯公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	571,711,235	–	571,711,235
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司(「其士建築」)	41,036,489	85,417,444*	126,453,933
馮伯坤	其士國際	456,450	–	456,450
郭海生	其士國際	491,083	–	491,083
	其士建築	1,326,437	–	1,326,437
馮和順	其士建築	295,600	–	295,600
簡嘉翰	其士國際	145,200	–	145,200
趙世彭	其士建築	9,000	–	9,000

* *周亦卿博士實益擁有其士國際股份571,711,235股，佔其士國際已發行股份約百份之四十九點零五，而其士國際則持有其士新加坡股份80,000,000股及其士建築股份85,417,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士新加坡及其士建築。*

董事股份及認購股權之權益(續)

(乙) 相聯公司權益(續)

(ii) 認購股權

董事	相聯公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	18,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	8,450,000
	其士建築	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	-	4,400,000
馮伯坤	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	8,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	5,350,000
郭海生	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	10,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	5,350,000
	其士建築	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	-	4,000,000
馮和順	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	2,200,000
簡嘉翰	其士國際	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	-	2,200,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	5,000,000

除上述外，截至二零零零年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何相聯公司中之證券並無任何權益(按公開權益條例之定義)。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(除法定賠償外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之主要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十五歲，彼為其士集團之創辦人及其士國際之主席兼董事總經理、其士建築及其士新加坡之主席。彼亦為萬順昌集團有限公司、中國聯合銀行及電視廣播有限公司之非執行董事。他於一九九一年獲英女皇授勳O.B.E.勳銜，於一九九三年獲比利時國王頒授Officer in the Order of the Crown勳銜，於一九九六年獲法國政府頒授Officier de l'Ordre National du Mérite勳銜及於一九九八年獲日本天皇頒授The Order of the Sacred Treasure, Gold Rays with Rosette勳銜。周博士被委任為上海市政協委員、中華人民共和國香港特別行政區第一屆推選委員會委員及二零零六年亞運會申辦委員會委員。另外，周博士於一九九五年獲香港理工大學頒授榮譽工商管理博士學位，並於一九九七年獲香港大學頒授榮譽法學博士學位。

馮伯坤先生，董事總經理，現年四十九歲，於一九七四年加入其士集團，彼為其士國際及其士新加坡之董事。馮先生負責本集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合技術，亦包括銷售及分銷流動電話手機、商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及運作管理。彼亦積極參與其士集團物業投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

郭海生先生，董事，現年五十歲，於一九七二年加入其士集團，彼為其士國際之副董事總經理、其士建築之副主席及其士新加坡之董事。彼亦為香港電梯業協會主席及國際電梯工程師協會香港 — 中國分會副主席，並為香港註冊升降機及自動梯工程師；他更被委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及管理。

董事簡介(續)

執行董事(續)

馮和順先生，董事，現年五十二歲，於一九七零年加入其士集團，彼為其士國際之董事。馮先生參與本集團業務發展，並負責管理其士集團保險業務、財務及租賃業務。

簡嘉翰先生，董事及公司秘書，現年四十九歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

周莉莉小姐，董事，現年三十七歲，於一九九零年加入本集團，負責本集團業務策略發展。周小姐獲加拿大卑詩省大學學士學位。彼為周亦卿博士之千金。

非執行董事

陳大剛先生，現年四十七歲，於一九九九年加入董事會。陳先生曾擔任中國證券監督管理委員會法律部主任，在證券融資和企業投資的實務與法律方面具有豐富經驗。陳先生亦為中國光大科技有限公司之董事及行政總裁及中國光大國際有限公司之董事。陳先生持有中國北京大學法學士銜、美國依利諾州大學比較法律碩士銜，亦持有美國紐約大學法律碩士及法學博士銜。

易振球先生，現年五十六歲，於二零零零年加入董事會。彼為中國光大集團有限公司之董事兼投資總監、中國光大國際有限公司之董事及中國光大科技有限公司之副主席。易先生曾任職廣東省經濟體制改革委員會主任、廣東省證券監督管理委員會主任及廣東省期貨監督管理委員會主任。

獨立非執行董事

趙世彭博士，現年六十六歲，於一九九四年加入董事會。彼曾為華光航業集團董事及主席超過三十五年，並於一九九九年九月榮休，現為名譽主席。趙博士亦為中國光大控股有限公司之非執行董事。

袁天凡先生，現年四十八歲，於一九九四年加入董事會。袁先生為盈科拓展集團之副主席及香港多家上市公司之非執行董事。

退休金計劃

本公司及其在香港之附屬公司為合資格僱員提供界定供款計劃 — 其士集團僱員公積金計劃。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員兩者，分別以僱員薪金百份之五至百份之二十比率注入供款。年度內，本集團在該計劃之總供款為港幣2,397,000元，其中已扣除之已沒收供款為港幣1,765,000元，並已在綜合收益表中扣除。於年度結算日為數港幣260,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東

於二零零零年三月三十一日，除本公司董事在上文所披露之權益外，根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，本公司之主要股東如下：

名稱	普通股股份數目
其士國際	510,750,666*
Cokin Limited (“Cokin”)	167,564,000*
中國光大科技有限公司(「光大科技」)	167,564,000*

* *其士國際與光大科技分別持有百份之五十點六及四十九點四權益的Cokin實益持有本公司510,750,666股股份中的167,564,000股，而其士國際被視為擁有該等股份之權益。Cokin與光大科技所持有的股份均指同一批股份。*

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

購買股份或債券之安排

除本公司採納之認購股權計劃及授予董事之認購股權外，於本年度任何時間內，本公司或其控股公司、附屬公司或同母系附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

公元二千年問題

本集團已成功過渡公元二千年。所有公元二千年過渡項目已按預期完成，而本集團所有電子系統已完全符合過渡公元二千年之標準。

最佳應用守則

除非執行董事及獨立非執行董事之委任並無特定期限外，董事會認為本公司於本年度內均遵守聯交所上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，彼等須於每次之股東週年大會上輪值告退及膺選連任。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，二零零零年七月二十八日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致 CHEVALIER iTECH HOLDINGS LIMITED股東
(前稱Chevalier (OA) International Limited)
(在百慕達註冊成立為有限公司)

本核數師已將刊於第21頁至第51頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合 貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示 貴公司及集團於二零零零年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤‧關黃陳方會計師行
執業會計師

香港，二零零零年七月二十八日

綜合
收益表
截至二零零零年三月三十一日止年度

	附註	2000 港幣千元	1999 港幣千元
營業額	4	**1,182,301**	1,092,970
銷售成本		**(1,001,652)**	(872,547)
毛利		**180,649**	220,423
其他收益	5	**18,206**	13,700
經銷成本		**(150,412)**	(175,523)
行政支出		**(15,691)**	(14,237)
其他經營支出	6	**(2,409)**	(5,817)
經營溢利	7	**30,343**	38,546
財務費用	8	**(372)**	(778)
所佔聯營公司業績		**4,030**	1,773
除稅前溢利		**34,001**	39,541
稅項	9	**(8,391)**	(5,469)
本年度溢利	10	**25,610**	34,072
股息	11	**34,352**	33,123
每股盈利	12		
基本		**3.1仙**	4.1仙
攤薄		**3.0仙**	不適用

綜合

資產負債表

二零零零年三月三十一日結算

	附註	2000 港幣千元	1999 港幣千元
非流動資產			
投資物業	13	**6,320**	6,830
物業、廠房及設備	14	**45,079**	48,835
聯營公司權益	16	**10,265**	8,517
		61,664	64,182
流動資產			
存貨	17	**112,636**	85,226
待售物業	18	**1,135**	1,135
應收帳款、存出按金及預付款項		**147,310**	181,424
就合約工程應向客戶收取的款項	19	**688**	–
預繳税項		**2,923**	3,640
其他短期投資		**38,364**	296
證券投資	20	**14,982**	5,227
現金及銀行存款		**255,695**	279,087
		573,733	556,035
流動負債			
應付款項、存入按金及應付費用		**152,113**	135,790
應付最終控股公司款項		**4,765**	3,199
就合約工程應向客戶支付的款項	19	**79**	1,490
應付票據及提貨擔保		**7,546**	5,655
遞延收入		**31,685**	36,346
課税準備		**2,958**	1,289
擬派末期股息		**25,633**	24,842
無抵押銀行透支		**145**	225
		224,924	208,836
流動資產淨值		**348,809**	347,199
非流動負債			
遞延税項	21	**180**	1,095
少數股東權益		**227**	227
資產淨值		**410,066**	410,059
股本及儲備			
股本	22	**85,445**	82,808
儲備	23	**324,621**	327,251
		410,066	410,059

本財務報告由21頁至51頁於二零零零年七月二十八日經董事會通過並由以下董事代表簽署：

馮伯坤	郭海生
董事	*董事*

資產負債表

二零零零年三月三十一日結算

	附註	2000 港幣千元	1999 港幣千元
非流動資產			
所佔附屬公司權益	15	**65,842**	98,014
流動資產			
應收帳款、存出按金及預繳款項		**915**	1,107
應收附屬公司款項		**137,725**	166,707
預繳稅項		**2**	343
現金及銀行存款		**217,443**	168,586
		356,085	336,743
流動負債			
應付款項、存入按金及應付費用		**3,547**	5,368
應付最終控股公司款項		**4,765**	3,199
應付附屬公司款項		**72,645**	94,626
擬派末期股息		**25,633**	24,842
無抵押銀行透支		**13**	–
		106,603	128,035
流動資產淨值		**249,482**	208,708
		315,324	306,722
股本及儲備			
股本	22	**85,445**	82,808
儲備	23	**229,879**	223,914
		315,324	306,722

馮伯坤　　　　郭海生
董事　　　　*董事*

綜合
確認損益表
截至二零零零年三月三十一日止年度

	2000 港幣千元	1999 港幣千元
重估其他物業之減值	**(400)**	(101)
申算海外附屬公司財務報告所產生之兌換(虧損)盈餘	**(120)**	853
未於綜合收益表上確認之淨(虧損)收益	**(520)**	752
本年度溢利	**25,610**	34,072
確認收益及虧損總額	**25,090**	34,824

綜合

現金流動表

截至二零零零年三月三十一日止年度

	附註	2000 港幣千元	1999 港幣千元
經營業務之現金(支出)注入淨額	24	**(3,264)**	107,996
投資回報及融資費用			
已收利息		**15,266**	8,417
已付利息		**(372)**	(778)
收取聯營公司之股息		**1,671**	764
證券投資股息收入		**322**	520
已付股息		**(33,561)**	(33,128)
投資回報及融資費用之現金支出淨值		**(16,674)**	(24,205)
稅項			
已繳付利得稅		**(7,255)**	(8,785)
利得稅退款		**946**	175
淨付利得稅		**(6,309)**	(8,610)
投資業務			
物業租金收入		**600**	481
購入物業、廠房及設備		**(8,830)**	(6,863)
出售物業、廠房及設備		**319**	177
投資業務之現金支出淨額		**(7,911)**	(6,205)
融資前之現金(支出)注入淨額		**(34,158)**	68,976
融資	25		
發行新股		**9,271**	–
發行新股費用		**(2)**	–
購回股份		**–**	(53)
增加應付最終控股公司款項		**1,566**	1,650
融資注入之現金淨額		**10,835**	1,597
現金及等同現金項目(減少)增加		**(23,323)**	70,573
於年初之現金及等同現金項目		**278,862**	207,941
滙兑調整		**11**	348
於年終之現金及等同現金項目	26	**255,550**	278,862

1 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。依照一九九九年九月二十三日股東週年大會所通過之特別決議案，本公司已改名為其士科技控股有限公司。

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供銷售電腦設備，電訊及傳呼服務，銷售辦公室設備，科技及網絡服務，技術與保養服務，買賣證券及家庭用品貿易。

2 採用標準會計準則

本年度，本集團已採納了下列由香港會計師公會頒佈的新會計標準準則(標準會計準則)

標準會計準則第一號(已修訂)	財務報表之編列
標準會計準則第二號(已修訂)	期內純利或虧損淨額，基本錯誤及更改會計政策
標準會計準則第十號(已修訂)	聯營公司投資的會計處理
標準會計準則第二十四號	證券投資的會計處理

標準會計準則第一號及二號關於編列及披露財務資料。為符合本年度內之表達形式，若干比較數字已重新分類列出。

細節如：

- 已呈報收益及支出之附加分析；
- 於上年度列於收益表中為「特殊項目」之收益及支出項目，已重新分類於適當之收益或成本類別；

2 採用標準會計準則(續)

細節如：(續)

- 過往與公司因投資於附屬公司而產生之應付及應收款項結餘已根據產生之交易性質而重新分類為流動及非流動資產及負債；及
- 某些流動／非流動資產／負債已根據已修訂標準會計準則第一號重新分類為非流動／流動資產／負債。

除此以外，財務報告表中各部份之描述及採用之命名經已更新以表達新準則之命名。

以上略述之修訂並沒有對本年度及前期產生任何影響。

標準會計準則第十號之修訂並不導致聯營公司之會計處理有任何重大改變，因此並不需要作出前期調整。所作出的披露已經修改，以符合新標準的要求。

標準會計準則第二十四號為證券投資的分類之新架構，而該準則對本集團之投資證券處理方式並沒有重大影響。本集團採納標準會計準則第二十四號時已選擇以基準處理方法處理非(持有至到期止)之證券。

根據標準會計準則第二十四號，證券投資現分類為持有至到期止之證券(按成本減不可收回款項準備列帳)、投資證券(按成本減折損列帳)及其他投資(按公平值列帳，而估值之變動則在收益表處理)。在往年度，本集團之投資分類為長期(按成本減永久減值準備列帳)或短期(按成本及市場價值之較低者列帳)。標準會計準則第二十四號對本集團於本期或前期之財務報告並無重大影響。

3 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業、證券投資及其他短期投資作出調整並符合香港普遍采納之會計準則。主要會計政策載列如下：

(a) 綜合帳項基礎

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

期內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

本集團內各公司之間所有重大交易及往來結餘已在綜合帳目內對銷。

(b) 商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值(以資產淨值作基準)之差額，立刻在資本儲備帳中撇除，除儲備之結餘不足以彌補商譽，在此情況下商譽之結餘將於保留溢利撇除。收購折讓乃指在收購日之公平價值(以資產淨值作基準)高於收購價之差額，於收購當年撥入儲備帳中。

於出售附屬公司及聯營公司投資時，過去撇銷或納入儲備之商譽應佔金額在計算出售附屬公司及聯營公司溢利或虧損時包括在內。

(c) 附屬公司

附屬公司為本集團直接或間接持有其發行股本權益逾百份之五十，或控制過半數之投票權或控制董事局或相等之管治機構之公司。

附屬公司投資扣除附屬公司之任何減值(屬暫時性以外者)後列於本公司資產負債表內。

3 主要會計政策（續）

(d) 所佔聯營公司權益

聯營公司乃指本集團能對其管理（包括參與財務及經營上之決策），有重大影響力之企業。

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

本集團與聯營公司所進行而未實現之收益及虧損，本集團已按有關於聯營公司中所佔權益而抵消，除非未實現虧損部份能提出證據顯示轉讓的資產有減損的情況則例外。

(e) 投資物業

投資物業乃發展已完成之物業，並因具有投資價值而持有，而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時，有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外，投資物業毋須按期計提折舊費用。

3 主要會計政策(續)

(f) **物業、廠房及設備**

(i) *物業*

持作固定資產的自用物業乃按重估值，即重估日之公開市值，減去期後之累積折舊入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備，但若此增值曾從收益表中為同一資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過該重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

(ii) *廠房及設備*

廠房及設備乃按成本值減去折舊列於帳內。資產成本是由購入價和任何直接促資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在收益表內扣除。當某費用能清楚顯示其能令該資產增加其將來之經濟效益，該費用將會被資本化作為該資產之附加成本。

3 主要會計政策(續)

(f) **物業、廠房及設備(續)**

(ii) 廠房及設備(續)

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

當資產之帳面值低於其可收回值時，所載帳面值乃遞減以反映價值下跌。於釐定資產的可收回值時，並非按預期未來現金流量之現值計算。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(g) **待售物業**

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

(h) **存貨**

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支，乃按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除估計之銷售費用計算。

3 主要會計政策(續)

(i) 證券投資

證券投資於交易日確認，初步以成本衡量。於其後之記錄日期，持有至到期債務證券以成本衡量及減除任何不可收回之損失入帳。任何因購買持有至到期證券所產生之折讓或溢價乃連同其他投資之收益按章呈所列之條款入帳，故此於每段期間內所確認之收益可保持固定之投資回報率。

非(持有至到期債券證券)之投資列作投資證券及其他投資。

投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(j) 其他短期投資

購入短期投資目的之期權已於結算當日按市值入帳，未實現盈利及損失計入期內綜合收益表。

(k) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項(作為資產)」或「就合約工程應向客戶支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預繳款項」。

3 主要會計政策(續)

(l) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百份比法確認。工程變更，索償及獎勵金乃按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

出售物業收入乃於簽訂有約束力出售合約後確認。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

股息及其他投資利息收益須俟股東收受股息之權利被確認時方予以入帳。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

(m) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔者，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

3 主要會計政策（續）

(n) 外幣換算

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際滙率或合約交收日滙率兑換為港元。資產負債表結算日之外幣流動資產及負債概按結算日滙率申算為港元。所有外滙換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司之財務報告乃按結算日滙率申算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

(o) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差指在税務上計算的若干收支項目報税的期間與該等項目列入財務報表的期間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

(p) 現金及等同現金

等同現金為可隨時轉換為已知數額現金，並且在購入時距離期滿日不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的數額。

4 營業額

	2000 港幣千元	1999 港幣千元
營業額為下列之收入總數：		
銷售電腦設備	**394,941**	288,761
電訊及傳呼服務	**380,280**	343,163
銷售辦公室設備	**174,241**	203,867
科技及網絡服務	**77,049**	75,357
技術與保養服務	**64,480**	72,514
買賣證券	**81,395**	109,308
家庭用品貿易	**9,915**	–
	1,182,301	1,092,970

5 其他收益

	2000 港幣千元	1999 港幣千元
其他收益包括：		
銀行及其他利息收入	**14,961**	8,579
證券投資利息收入	**928**	–
物業租金收入	**600**	481
上市證券股息收入	**322**	520
出售物業利潤	**–**	2,498

6 其他經營支出

	2000 港幣千元	1999 港幣千元
其他經營支出包括：		
重估物業虧絀		
投資物業	**510**	870
自用物業	**482**	2,470

7 經營溢利

	2000 港幣千元	1999 港幣千元
經營溢利已扣除下列各項目：		
物業、廠房及設備折舊	**10,776**	12,244
核數師酬金	**1,294**	1,286
營業性租賃之樓宇租用支出	**49,075**	57,555
出售物業、廠房及設備之虧損	**617**	675
員工開支，包括董事之酬金	**97,945**	100,045
並包括下列項目：		
淨物業租金收入	**572**	465
除物業外其他營業性租賃之淨收益	**277**	410
已實現及未實現之貿易證券淨虧損	**(62)**	(3,896)
外滙兑換收益	**1,073**	652

員工開支已包括港幣2,281,000元之裁減員工支出(一九九九年：港幣3,284,000元)。

8 財務成本

	2000 港幣千元	1999 港幣千元
銀行貸款及透支利息	**372**	778

9 稅項

	2000 港幣千元	1999 港幣千元
現時稅項		
本公司及其附屬公司		
香港	**7,029**	5,205
海外	**1,666**	19
遞延稅項		
本公司及其附屬公司		
香港	**(915)**	–
	7,780	5,224
現時稅項		
聯營公司		
香港	**611**	245
	8,391	5,469

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%(一九九九年：16%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

未入帳的潛在遞延稅項撥回額之詳情載於附註第21內。

10 本年度溢利

本集團之本年度溢利中，計算於本公司收益表內之溢利為港幣33,685,000元(一九九九年：港幣27,562,000元)。

11 股息

	2000 港幣千元	1999 港幣千元
已派中期股息		
每股港幣1仙予849,561,558股		
(一九九九年：每股港幣1仙予828,077,558股)	**8,496**	8,281
擬派末期股息		
每股港幣3仙予854,449,558股		
(一九九九年：每股港幣3仙予828,077,558股)	**25,633**	24,842
截止辦理股份過戶登記日前所發行股份之額外股息	**223**	–
	34,352	33,123

若所有認購股權持有人於截止辦理末期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣1,744,000元。

12 每股盈利

每股盈利之計算乃根據本年溢利港幣25,610,000元(一九九九年：港幣34,072,000元)及普通股加權平均股數836,674,490(一九九九年：828,100,462)股計算。

本年度之攤薄每股盈利計算如下：

	港幣千元
就計算攤薄每股盈利之溢利	25,610
就計算基本每股盈利之普通股份加權平均數目	836,674,490
潛在可攤薄普通股份之影響：	
認購股權	21,500,696
就計算攤薄每股盈利之普通股份加權平均數目	858,175,186

由於尚未行使之認購股權之行使價高於其每股平均市價，故並未呈列一九九九年之攤薄後每股盈利。

13 投資物業

集團

	港幣千元
估值	
於一九九九年四月一日	6,830
重估虧損	(510)
於二零零零年三月三十一日	6,320

位於中華人民共和國(香港境外其他地區)屬中期物業之投資物業於二零零零年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣437,000元(一九九九年：港幣268,000元)。

14 物業、廠房及設備

	物業							傢俬、裝置、辦公室設備及汽車		
	香港	海外		中國其他地區		發射器及	機器、工具		持作營業性	
	中期契約	永久業權	中期契約	長期契約	中期契約	通訊設備	及設備	公司自用	租賃用途	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團										
成本值或估值										
一九九九年四月一日	6,500	9,030	468	2,120	2,260	40,889	30,205	39,562	749	131,783
添置	-	-	-	-	-	128	2,645	6,008	49	8,830
出售	-	-	-	-	-	(83)	(667)	(2,159)	(496)	(3,405)
重新分類	-	-	-	-	-	-	(27)	27	-	-
重估虧損	(100)	(651)	(90)	(530)	(170)	-	-	-	-	(1,541)
滙兑調整	-	-	-	-	-	-	17	19	-	36
二零零零年三月三十一日	6,400	8,379	378	1,590	2,090	40,934	32,173	43,457	302	135,703
累積折舊										
一九九九年四月一日	-	-	-	-	-	30,318	23,524	28,613	493	82,948
年度折舊	135	251	190	34	49	2,154	3,324	4,483	156	10,776
售出撥回	-	-	-	-	-	(50)	(506)	(1,417)	(496)	(2,469)
售估撥回	(135)	(251)	(190)	(34)	(49)	-	-	-	-	(659)
滙兑調整	-	-	-	-	-	-	14	14	-	28
二零零零年三月三十一日	-	-	-	-	-	32,422	26,356	31,693	153	90,624
帳面淨值										
二零零零年三月三十一日	6,400	8,379	378	1,590	2,090	8,512	5,817	11,764	149	45,079
一九九九年三月三十一日	6,500	9,030	468	2,120	2,260	10,571	6,681	10,949	256	48,835

於二零零零年三月三十一日，本集團物業、廠房及設備之成本須及估值如下：

	香港中期契約	海外永久業權	海外中期契約	中國其他地區長期契約	中國其他地區中期契約	發射器及通訊設備	機器、工具及設備	公司自用	持作營業性租賃用途	合計
成本	-	-	-	-	-	40,934	32,173	43,457	302	116,866
二零零零專業估值	6,400	8,379	378	1,590	2,090	-	-	-	-	18,837
	6,400	8,379	378	1,590	2,090	40,934	32,173	43,457	302	135,703

香港物業由簡福飴測量行重估。海外物業由Brooke International (Thailand) Limited重估。中國其他地區物業由戴德梁行重估。如該類物業按成本減除累積折舊入帳，於二零零零年三月三十一日之所載帳面淨值應為港幣27,458,000元（一九九九年：港幣28,117,000元）。

所有物業均由上述獨立專業估價人於二零零零年三月三十一日按公開市場基準予以重估。

15 所佔附屬公司權益

	公司	
	2000	1999
	港幣千元	港幣千元
無牌價股份成本價減撥備	**52,867**	86,633
應收附屬公司款項減撥備	**12,975**	11,381
	65,842	98,014

有關本集團各主要附屬公司之資料，請參閱第51頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長。故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

16 所佔聯營公司權益

	集團	
	2000	1999
	港幣千元	港幣千元
應佔資產淨值	**10,265**	8,517

上述聯營公司之所載值，乃本集團持有聯合文儀有限公司百份之四十一權益。此聯營公司乃於香港註冊成立之私人有限公司，其主要業務為辦公室設備貿易。

17 存貨

	集團	
	2000	1999
	港幣千元	港幣千元
待售存貨	**108,633**	78,454
耗用物料	**4,003**	6,772
	112,636	85,226

於本年度確認為費用之存貨成本為港幣896,093,000(一九九九年：港幣629,976,000元)。以上列示之存貨包括待售存貨港幣10,837,000元(一九九九年：港幣8,631,000元)乃以其可變現值計算。

18 待售物業

所有待售物業皆以成本值入帳。本年度並無售出待售物業。截至一九九九年三月三十一日止年度出售之物業，其成本為港幣1,047,000元。

19 就合約工程應向客戶收取(應付)的款項

	集團	
	2000	1999
	港幣千元	港幣千元
於結算日之施工中合約：		
已產生的合約成本	**2,343**	2,958
已確認利潤減虧損	**517**	292
	2,860	3,250
進度款	**(2,251)**	(4,740)
	609	(1,490)
代表為：		
已計入流動資產之合約客戶欠款	**688**	–
已計入流動負債之應付合約客戶款	**(79)**	(1,490)
	609	(1,490)

於二零零零年三月三十一日，客戶所持之保留款為港幣343,000元(一九九九年：港幣207,000元)，而同時並未就合約工程收取客戶預付款。

20 證券投資

	集團	
	2000	1999
其他投資	港幣千元	港幣千元
股本證券：		
－於香港上市	**6,886**	3,138
－於海外上市	**8,096**	2,089
	14,982	5,227
上市證券市值：		
－於香港上市	**6,886**	3,138
－於海外上市	**8,096**	2,453
	14,982	5,591

21 遞延税項

	集團	
	2000	1999
	港幣千元	港幣千元
年初結餘	**1,095**	1,095
減：本年度之回撥	**(915)**	–
年終結餘	**180**	1,095

超出收益表的折舊費之折舊免税額部份已提取遞延税項準備。

在結算當日，本綜合財政報告並無計入的潛在遞延税項資產，其主要項目為如下：

	集團	
	2000	1999
	港幣千元	港幣千元
時差所引致税項上的影響：		
超出折舊免税額的折舊費	**1,070**	2,932
未徵用的税項損失	**50,784**	44,013
其他時差	**566**	560
	52,420	47,505

本年度未予提取準備的遞延税項(支出)撥回額為如下：

	集團	
	2000	1999
	港幣千元	港幣千元
時差所引致税項上的影響：		
超出折舊免税額的折舊費	**(1,862)**	214
未徵用的税項損失	**6,771**	3,242
其他時差	**6**	45
	4,915	3,501

由於出售重估物業的盈利或虧損不會產生税務負債，故並未為香港及泰國重估物業之增值或虧絀及中國物業估值所產生之虧絀作出遞延税項準備。按此，重估物業並不會構成税務上的時差。

本公司並無重大之提取或未予提取遞延税項。

21 遞延稅項(續)

於二零零零年三月三十一日，海外附屬公司未利用之稅項損失引致的潛在遞延稅項資產，其稅項豁免有效期如下：

	2000 港幣千元	1999 港幣千元
2002	**8**	8
2003	**11**	10
2005	**11**	10
2006	**2**	2

22 股本

	每股面值港幣0.1元之普通股數目 千股	票面值 港幣千元
法定股本：		
一九九八年四月一日結存	900,000	90,000
於一九九八年九月二十三日增加	300,000	30,000
一九九九及二零零零年三月三十一日結存	1,200,000	120,000
已發行及繳足股本：		
一九九八年四月一日結存	828,218	82,822
回購股份	(140)	(14)
一九九九年三月三十一日結存	828,078	82,808
發行股份	26,372	2,637
二零零零年三月三十一日結存	854,450	85,445

22 股本(續)

附註:

(a) 法定及已發行股份

於本年度,根據員工(包括董事)之認購股權計劃共發行19,600,000股及6,772,000股認購價為每股港幣0.3376元及港幣0.392元總代價分別約為港幣6,617,000元及港幣2,654,000元。

(b) 認購股權計劃

於一九九一年採納了一認購股權計劃,惠及本公司及各附屬公司之全職僱員,而根據此項計劃本公司之董事會可酌情邀請全職僱員(包括執行董事),認購最多不得超逾當時已發行股本百份之十,而認購價將不低於授出認購股權之日期前五個交易日本公司股份於香港聯合交易所有限公司之平均收市價百份之八十與本公司股份面值兩者中之較高價格。認股權不可在認購股權計劃接納日期後不足六個月或該日期後但超過三年半行使,並於二零零一年十月六日後停止授出此等認購股權,而任何人士獲授之認購股權全部行使時,概不得使已獲發行之股份總數,超過可發行之認購股權可認購之股份總數百份之二十五。

有關授與及未獲行使之認購股權之詳情如下:

行使認購股權時須支付之每股價格	行使認購股權之期限	認購股權可認購股份之數目 一九九八年四月一日未獲行使	已取消	一九九九年三月三十一日未獲行使	年內授與	年內已行使	已取消	二零零零年三月三十一日未獲行使
港幣0.4元	4/8/1995-27/8/1998	1,100,000	(1,100,000)	–	–	–	–	–
港幣0.3376元	3/9/1998-2/9/2001	40,900,000	–	40,900,000	–	17,300,000	–	23,600,000
港幣0.3376元	4/9/1998-3/9/2001	7,300,000	–	7,300,000	–	2,300,000	–	5,000,000
港幣0.392元	7/10/1998-6/10/2001	9,076,000	–	9,076,000	–	6,772,000	(1,308,000)	996,000
港幣0.464元	30/6/2000-29/6/2003	–	–	–	28,550,000	–	–	28,550,000
		58,376,000	(1,100,000)	57,276,000	28,550,000	(26,372,000)	(1,308,000)	58,146,000

每位獲授與人士以港幣1元代價獲得所授與認購股權。在現時資本結構下,若行使所有未獲行使認購股權將引致本公司多發行58,146,000(一九九九年:57,276,000)股每股面值港幣0.1元及注入為數約港幣23,293,000元(一九九九年:港幣19,830,000元)之現金。

23 儲備

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	其他物業重估儲備帳 港幣千元	外滙兌換浮動儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
集團							
一九九八年四月一日結存	234,027	171	–	526	(144)	91,009	325,589
購回股份	–	–	14	–	–	(53)	(39)
重估物業虧絀	–	–	–	(101)	–	–	(101)
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	853	–	853
本年度溢利	–	–	–	–	–	34,072	34,072
股息	–	–	–	–	–	(33,123)	(33,123)
一九九九年三月三十一日結餘	234,027	171	14	425	709	91,905	327,251
重新分類	(18,060)	18,060	–	–	–	–	–
發行股份	6,634	–	–	–	–	–	6,634
股份發行費用	(2)	–	–	–	–	–	(2)
重估物業虧絀	–	–	–	(400)	–	–	(400)
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	(120)	–	(120)
本年度溢利	–	–	–	–	–	25,610	25,610
股息	–	–	–	–	–	(34,352)	(34,352)
二零零零年三月三十一日結餘	222,599	18,231	14	25	589	83,163	324,621

於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留溢利港幣3,458,000元（一九九九年：港幣2,367,000元）。

於上年度財務報告所透露於一九八九年之集團重組之股本溢價已重新分析為股本溢價歸於控股公司及股本溢價歸於附屬公司。歸於附屬公司之部份已轉往資本儲備帳。

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本贖回儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
公司					
一九九八年四月一日結存	215,967	6,279	–	7,268	229,514
購回股份	–	(53)	14	–	(39)
年度溢利	–	–	–	27,562	27,562
股息 *(附註11)*	–	–	–	(33,123)	(33,123)
一九九九年三月三十一日結餘	215,967	6,226	14	1,707	223,914
發行股份	6,634	–	–	–	6,634
股份發行費用	(2)	–	–	–	(2)
年度溢利	–	–	–	33,685	33,685
股息 *(附註11)*	–	–	–	(34,352)	(34,352)
二零零零年三月三十一日結餘	222,599	6,226	14	1,040	229,879

繳入盈餘乃購入附屬公司時之總資產值與公司因認購時所發行股份之面值差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

於二零零零年三月三十一日，本公司可派發與股東之儲備為港幣7,266,000元（一九九九年：港幣7,933,000元）。

24 除稅前溢利與經營業務之現金(支出)注入淨額對帳表

	2000 港幣千元	1999 港幣千元
除稅前溢利	**34,001**	39,541
所佔一間聯營公司業績	**(4,030)**	(1,773)
物業租金收入	**(600)**	(481)
利息收入	**(15,889)**	(8,579)
利息支出	**372**	778
有價證券之股息收入	**(322)**	(520)
折舊	**10,776**	12,244
重估物業之虧絀	**992**	3,340
出售固定資產之虧損	**617**	675
待售物業之減少	**–**	1,047
存貨(增加)減少	**(27,367)**	45,228
應收帳款、存出按金及預繳款項減少(增加)	**34,785**	(2,791)
投資及證券(增加)減少	**(47,823)**	8,872
應付票據及提貨擔保增加	**1,891**	3,151
應付款項、存入按金及應付費用增加	**16,304**	8,055
就合約工程應向客戶支付款項(減少)增加	**(1,411)**	964
就合約工程應向客戶收取款項之增加	**(688)**	–
遞延收入減少	**(4,676)**	(258)
滙兑調整	**(196)**	(1,497)
經營業務之現金(支出)注入淨額	**(3,264)**	107,996

25 本年度融資變動之分析

	股本及溢價 港幣千元	應付最終控股公司款項 港幣千元	保留溢利 港幣千元
一九九八年四月一日之融資結存	316,849	1,549	91,009
融資產生之現金淨收入（支出）	–	1,650	(53)
本年度保留溢利	–	–	949
購回股份	(14)	–	–
一九九九年三月三十一日之融資結存	316,835	3,199	91,905
融資產生之現金淨收入	9,269	1,566	–
本年度溢利	–	–	25,610
股息	–	–	(34,352)
轉往資本儲備	(18,060)	–	–
二零零零年三月三十一日之融資結存	308,044	4,765	83,163

26 現金及等同現金項目結存之分析

	2000 港幣千元	1999 港幣千元
現金及銀行存款	**255,695**	279,087
銀行透支	**(145)**	(225)
	255,550	278,862

27 董事及高級行政人員之酬金

集團董事之酬金細節如下：

	2000 港幣千元	1999 港幣千元
集團董事之酬金		
袍金	**240**	240
薪金、津貼及其他福利	**1,348**	1,326
退休金之供款	**58**	58
花紅	**–**	–
	1,646	1,624

除支付予獨立非執行董事之董事袍金港幣240,000元（一九九九年：港幣240,000元）外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

組別	董事人數 2000	董事人數 1999
無 – 港幣1,000,000元	**10**	9
港幣1,000,001元 – 港幣1,500,000元	**1**	1

五名最高酬金人士之中，其中一位（一九九九年：一位）為董事，其酬金乃披露於上。

其餘四名（一九九九年：四名）最高酬金人士之總酬金為如下：

	2000 港幣千元	1999 港幣千元
薪金、津貼及其他福利	**3,217**	3,470
退休金之供款	**188**	200
花紅	**–**	–
	3,405	3,670

該四名（一九九九年：四名）最高酬金人士可按金額劃分為下列組別：

組別	人數 2000	人數 1999
無 – 港幣1,000,000元	**3**	3
港幣1,000,001元 – 港幣1,500,000元	**1**	1

28 資產抵押

本集團於二零零零年三月三十一日已將帳面淨值約共港幣7,686,000元之海外永久業權物業(一九九九年：港幣8,337,000元)作抵押，以取得集團一般性銀行貸款融資。

29 資本承擔及或然負債

在結算日時：

(a) 本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣64,675,000元(一九九九年：港幣53,990,000元)。

(ii) 為附屬公司履約作出擔保共港幣40,500,000元(一九九九年：港幣16,500,000元)。

(b) 本集團及公司在以下分別在一年內需付之不可註銷而有關土地及樓房之營業性租約之承擔，其約滿期應於：

	集團		公司	
	2000	1999	2000	1999
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**14,979**	9,130	**2,221**	–
二至五年內	**13,579**	22,078	**–**	3,051
	28,558	31,208	**2,221**	3,051

(c) 本集團須繳付予在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣7,485,000元(一九九九年：港幣7,191,000元)。

30 有關連人士交易

按照標準會計準則第二十號，本公司之最終控股公司其士國際集團有限公司（「其士國際」）和其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 於一九九九年三月二十八日，本公司與其士（香港）有限公司（「其士香港」），由其士國際全資擁有之全資附屬公司已重新簽訂於一九九九年三月三十一日屆滿之管理服務協議書，由其士香港於截至二零零零年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團（海外附屬公司除外）須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零零年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣5,429,000元（一九九九年：港幣4,870,000元）。該管理服務協議書已續期一年。

(b) 於本年內，本集團繳付按市值釐定租金約港幣12,281,000元（一九九九年：港幣12,592,000元）予由其士國際全資擁有之附屬公司，作為使用其樓宇之報酬。

(c) 於本年內，本集團繳付租金及運輸費用分別約港幣6,635,000元（一九九九年：港幣7,502,000元）及港幣3,253,000元（一九九九年：港幣3,598,000元）予一間由其士國際集團全資擁有之附屬公司，以回收提供服務之成本。

於結算日，本集團對最終控股公司仍有應付款項。於二零零零年三月三十一日尚餘之金額已於資產負債表表達。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份	股份數目	應佔已發行股本權益百份率	主要業務
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier iTech (S) Pte Ltd (前稱Chevalier OA (S) Pte Ltd)	新加坡	普通	500,000新加坡元	500,000	100	辦公室設備貿易
Chevalier OA (Thailand) Limited*	泰國	普通 優先	3,980,000泰國銖 1,020,000泰國銖	39,800 10,200	100 47	電腦及辦公室設備貿易
Chevalier iTech (Malaysia) Sdn. Bhd. (前稱Chevalier Technologies (Malaysia) Sdn. Bhd.)	馬來西亞	普通	300,000馬來西亞元	300,000	100	通訊設備貿易
Chevalier Telecom (Thailand) Limited	泰國	普通	5,000,000泰國銖	50,000	100	電訊設備貿易
Sup Aswin Limited	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由附屬公司間接持有之公司：						
其士(商業機器)有限公司	香港	普通	2港元	2	100	辦公室設備貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及維修
其士(資訊網絡)有限公司 (前稱其士(國際資訊網絡)有限公司)	香港	普通	2港元	2	100	資訊網絡服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	100	電腦及辦公室設備貿易
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及辦公室設備貿易
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
其士辦公室設備工程(深圳)有限公司	中華人民共和國	不適用	1,800,000港元	不適用	100	維修保養
其士(傳訊服務)有限公司	香港	普通	2港元	2	100	傳訊服務
Chevalier Q-Mart Limited	香港	普通	2港元	2	100	零售家居用品
其士(衛星通訊)有限公司	香港	普通	2港元	2	100	裝設衛星電視天線
其士店有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(通訊)有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	100	貿易及通訊服務
勵發有限公司	香港	普通	2港元	2	100	物業投資及買賣股票

* 上述公司之優先股，每四股優先股附有一投票權，其股票持有人並沒有於清盤時分享剩餘資產及超過每年百份之十盈利分配之權利。

茲通告本公司訂於二零零零年九月二十二日星期五上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零零年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、 「動議：

（甲） 根據下文（丙）節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

（乙） 上文（甲）節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

（丙） 本公司董事會依據（甲）節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)認股權證之認購權或本公司所發行附有權利可認購本公司股份之其他證券之換股權按其條款行使；(iii)本公司根據僱員認購股權計劃授出之權利行使；或(iv)根據本公司當時之公司細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百份之二十，故上文所述之批准亦須受此數額限制；及

（丁） 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、 「動議：

（甲） 根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙） 本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百份之十，而上文（甲）節之批准亦須以此為限。」

七、 「動議擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會通告所載第六項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百份之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零零年八月二十八日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

(3) 本公司將於二零零零年九月十四日星期四至二零零零年九月二十日星期三（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零零年九月十二日星期二下午四時前，將填妥之過戶紙連同有關股票送交本公司香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

CONTENTS

Financial Calendar

Events	Dates
Announcement of Interim Results	17th December, 1999
Announcement of Final Results	28th July, 2000
Book Close Dates	
Interim	10th to 14th January, 2000
Final	14th to 20th September, 2000
Annual General Meeting	22nd September, 2000
Payment of Dividends	
Interim dividend of HK1 cent per share	21st January, 2000
Final dividend of HK3 cents per share	2nd November, 2000

FINANCIAL SUMMARY

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2000.

	1996	1997	1998	1999	**2000**
Financials *($ Million)*					
Total assets	487	627	603	620	**635**
Total liabilities	232	313	195	210	**225**
Minority interests	(10)	–	–	–	**–**
Capital and reserves	265	314	408	410	**410**
Share capital (No. of shares issued – in Million)	676	692	828	828	**854**
Turnover*	1,114	1,275	1,362	1,093	**1,182**
Net profit for the year	64	81	45	34	**26**
Per Share Basis *(cents)*					
Earnings	9.7	12.2	5.9	4.1	**3.1**
Dividend	4.5	5	4	4	**4**
Net asset value (at book value)	39	45	49	50	**48**

* *Certain comparative figures have been reclassified to conform with current year's presentation.*

Adoption of SSAP 24, accounting for investments in securities, has no significant effect on the results and net assets for each of the four years ended 31st March, 1996 to 1999.

TURNOVER
(HK$ Million)



1,114
1,275
1,362
1,093
1,182
1996
1997
1998
1999
2000

NET PROFIT FOR THE YEAR
(HK$ Million)



64
81
45
34
26
1996
1997
1998
1999
2000

CAPITAL AND RESERVES
(HK$ Million)



265
314
408
410
410
1996
1997
1998
1999
2000

EARNINGS AND DIVIDEND PER SHARE
(cents)



Earnings
Dividend
9.7
4.5
12.2
5
5.9
4
4.1
4
3.1
4
1996
1997
1998
1999
2000

CORPORATE INFORMATION

Executive Directors

CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)

FUNG Pak Kwan *(Managing Director)*

KUOK Hoi Sang

FUNG Wo Shun

KAN Ka Hon

Lily CHOW

Non-Executive Directors

CHEN Dagang

YI Zhenqiu

Independent Non-Executive Directors

CHAO Sze Bang, Frank J.P., D.C.L., D.Sc., B.Sc.

YUEN Tin Fan, Francis

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Shanghai Commercial Bank Limited

Standard Chartered Bank

The Bank of East Asia, Limited

Solicitors

Richards Butler

Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Web Site

http://www.chevalier-itech.com

Results

The Group achieved a mild increase of 8% in turnover from HK$1,093 million to HK$1,182 million for the year ended 31st March, 2000 despite the weak market sentiment in 1999. Net profit for the year decreased to HK$26 million. Basic earnings per share was HK3.1 cents.



Dr. CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

Dividend

The Board of Directors recommends a final dividend of HK3 cents (1999: HK3 cents) per share. This, together with the interim dividend of HK1 cent (1999: HK1 cent) per share, makes a total dividend of HK4 cents (1999: HK4 cents) for the year ended 31st March, 2000.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be paid on or about Thursday, 2nd November, 2000 in cash, with shareholders being given the option to receive shares of HK$0.1 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Thursday, 14th September, 2000 to Wednesday, 20th September, 2000, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 4th October, 2000. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

Review of Operations

Similar to last year, intensified competition in the computer market led to reduction in profit margin despite the increase in turnover. In order to maintain competitive edge in the ever changing business environment, Computer Division has actively launched series of marketing programs to promote new computer models at attractive prices and assist customers to keep pace with the fast-growing technology. It also provides consultancy, system integration and applications, and comprehensive maintenance in order to satisfy the needs of customers and generate new business opportunities. In addition, the Group also stresses on the employee development through extensive training to strengthen their technical know-how.



Remarkably lightweight Toshiba Notebook solely distributed by the Group

Review of Operations (continued)

Office Equipment Division had another year with steady growth in both the turnover and contribution. The Group will continue to source and introduce new products to the market so as to fulfill the demand.



The Group provides point of sales system for Sogo Department Store

In view of keen market competition, the Group has reduced the number of Chevalier Shops to 13. These, together with the 20 franchise shops, remain one of the largest retail networks providing telecommunication products and services. Although the price war in the telecommunication market has been vigorous among the large telecommunication companies and the retail market was very weak during the year under review, contribution from the retail network of the Group remained satisfactory. With the introduction of Wireless Application Protocol technology and value-added services by various mobile phone operators, mobile communication has become extremely vital to daily life and this will bring about the growth of the Group's business.

Internet Division had another difficult year. As one of the internet service providers, the Group has made great effort to provide customers with fastest Internet access and services. In addition, the Group has started to develop Application Service Provider business and data centre through the existing server hosting and facility management services so as to maintain market share.


pc-land
COPIER

Homepage of Chevalier (Internet) Limited

The business of the after-sales services has become difficult. In order to retain the customer base under the weak economic situation, the price for the maintenance service was reduced and, as a result, turnover dropped. However, the Group is committed to provide quality and, most importantly, value-added services such as system integration solution to the customers. By adopting this approach, it can establish customer loyalty and, as a result, pressure on price-cutting can be reduced accordingly. The Group expects that with the provision of good service, the support of well-trained staff and the recovery of economy, operating results of this Division will be improved.

Review of Operations (continued)


Q-Mart
"Q-Mart" at Tsuen Wan Plaza

The coverage of Q-Mart shops, the chain stores selling consumer household products, has been expanded with the opening of new shops at prime locations during the year. The Group currently operates a total of 9 Q-Mart shops. Though economic recession has greatly affected the operating performance of those shops, the Group believes that the retail business will gradually recover and continues to expand its retail business.

During the year ended 31st March, 2000, Satellink Division recorded a positive contribution. The Division has extended its business from SMATV System (Satellite Master Antenna Television System) to Optical Fiber Cabling business. During the year, the Division has recorded 3,800 new households under the SMATV system.

After the meltdown of economy in Southeast Asia countries, the Group's business in Thailand has rebounded remarkably and remains strong especially Computer and Telecommunication Divisions. This is mainly due to the improvement in balance of payment in international trade of Thailand and, as a result, both of the private and public consumption are boosted.


PRESENT
Introduction program of new Toshiba Notebook Computers in Thailand

Financial Review

During the past year, overdraft, trade finance facilities, including forward contracts and foreign exchange hedging, were arranged, where necessary, by the Group for working capital. There was no speculative trading in foreign exchange and derivative products. Current borrowings are related to trade finance, in the form of bills payable, with an outstanding amount of approximately HK$8 million.

As at 31st March, 2000, the total credit facilities available to the Group amounted to HK$187 million, and the undrawn balance stood at HK$122 million. Cash available to the Group at 31st March, 2000 amounted to HK$256 million.

CHAIRMAN'S STATEMENT

Prospects

During the year under review, Hong Kong economy has been undergoing structural change sliding to a deep deflationary process. The falling of asset prices, the decline in income and goods prices followed by the decline in the propensity to spend have resulted in the overall contraction in the economy. However, during the first half of 2000, the Hong Kong economy not only attained full recovery, but also registered a high growth rate that was unseen for years and far beyond expectation. Looking forward to second half of 2000, the probable slow down in U.S. economy may hinder the growth in Hong Kong. Yet the outlook for the whole year seems to be encouraging.



The first large-scale fireworks display in the new millennium "Chevalier 2000 Lunar New Year Fireworks Display" was sponsored by Chevalier Group

In the foreseeable future, information technology and innovation businesses will become indispensable in our daily lives. Growth in such area will definitely be higher than those of the traditional industries. With the liberalization of market, high penetration in the internet and mobile communication, and the support of the HKSAR Government, Hong Kong is well positioned to be the centre of information technology and internet services in Asia-Pacific region. To cope with these new challenges, the Group has already shifted the existing focus to cope with market trend.

The Company's name has been changed from Chevalier (OA) International Limited to Chevalier iTech Holdings Limited on 7th October, 1999. It is expected that the future operation and investment under the new company name will focus on information technologies and enhance the value of the Group.

In the coming year, the Group will strive to enhance the competitive position with its cost effective and efficient strategies and explore further in Internet and e-commerce related business. Based on solid financial position and diversification in wide range of products and services, the Group is of the opinion that its performance will show considerable improvement in the foreseeable future.

I would like to take this opportunity to express my gratitude, at the difficult time, to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

CHOW Yei Ching
Chairman

Hong Kong, 28th July, 2000

SCHEDULE
OF THE MAJOR PROPERTIES

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
The People's Republic of China				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Depot	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Depot	2,010	Medium	100

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2000.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the provision of a wide range of voice and data communication equipment and services, system integrated IT solutions, including one-stop total solution ranging from backbone networking, server and software applications, LAN/WAN solutions, web-page design and e-commerce solutions to in-building facilities such as optical fiber, structured cabling systems, security systems and satellite receiving systems. They are also engaged in the sale and distribution of mobile phones, business machines, computer systems and equipment, paging services, telephone systems, relevant after-sales services and securities investment.

An analysis of the Group's turnover and contribution to operating profit is as follows:

(a) By activity

	Turnover	Contribution to operating profit after finance costs
	HK$'000	*HK$'000*
Computer equipment	394,941	8,301
Telecommunication systems and services	380,280	11,296
Office equipment	174,241	6,066
IT and network solution	77,049	2,741
Technical and maintenance services	64,480	8,858
Others	91,310	(7,291)
	1,182,301	29,971

(b) By geographical area

	Turnover
	HK$'000
Hong Kong	888,006
The People's Republic of China	122,878
Thailand	145,315
Others	26,102
	1,182,301

Contribution to profit by geographical area has not been presented as the contribution to profit from each area is not abnormal in nature.

Change of Company Name
Pursuant to the Special Resolution passed at the Annual General Meeting held on 23rd September, 1999, the Company's name was changed to Chevalier iTech Holdings Limited.

Results and Dividends
The results of the Group for the year ended 31st March, 2000 are set out in the consolidated income statement on page 21. An interim dividend of HK1 cent per share was paid in cash on Friday, 21st January, 2000. The Directors now recommend the payment of a final dividend of HK3 cents per share with an option to elect for shares of the Company.

Share Capital
Movements of share capital are set out in note 22 to the financial statements.

Share Option Scheme
Particulars of the share option scheme to subscribe for shares in the Company, the share options granted and exercised during the year are set out in note 22 to the financial statements.

Reserves
Movements in reserves are set out in note 23 to the financial statements.

Property, Plant and Equipment
Movements in property, plant and equipment are set out in notes 13 and 14 to the financial statements.

Financial Summary
A financial summary of the Group is set out on page 2.

Major Customers and Suppliers
During the year, 66% of the Group's purchases were attributable to the Group's five largest suppliers combined but the five major customers attributable to the Group were less than 30% of the Group's turnover. The largest supplier accounts for 38% of the Group's purchases. None of the directors, their associates or any shareholder (whom to the knowledge of the directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

Properties
Particulars of major properties held by the Group are set out on page 8.

Donations
During the year, the Group made donations of HK$404,000 to charitable bodies and HK$25,000 to other communities.

Borrowings and Interest Capitalised

Bank loans and other borrowings, all of which are repayable within one year or on demand, are classified under current liabilities. No interest was capitalised during the year.

Principal Subsidiaries and Associate

Particulars regarding the principal subsidiaries and an associate of the Company are set out in notes 15 and 16 to the financial statements respectively.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr. CHOW Yei Ching *(Chairman)*
Mr. FUNG Pak Kwan *(Managing Director)*
Mr. KUOK Hoi Sang
Mr. FUNG Wo Shun
Mr. KAN Ka Hon
Miss Lily CHOW

Non-Executive Directors

Mr. CHEN Dagang *(Appointed on 31st December, 1999)*
Mr. YI Zhenqiu *(Appointed on 9th May, 2000)*
Mr. TANG Xueyi *(Resigned on 31st December, 1999)*
Mr. WONG Lit Chor, Alexis *(Resigned on 17th March, 2000)*

Independent Non-Executive Directors

Dr. CHAO Sze Bang, Frank
Mr. YUEN Tin Fan, Francis

In accordance with the Company's Bye-laws, Messrs CHAO Sze Bang, Frank and YI Zhenqiu shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Non-Executive Directors and the Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, FUNG Wo Shun and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or its holding company, subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Connected Transactions

The Group has from time to time conducted transactions with CIHL which is a "connected person" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange. The Stock Exchange has granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CIHL and the Company in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

Landlord	Property (usage)	Rental for the year *HK$*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	2,665,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	100,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	9,356,000
Futex Development Limited	Regent Villa (resort)	160,000

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2000 were:

(i) in the ordinary and usual course of the Group's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts stipulated under the relevant waiver.

Directors' Interests in Shares and Options

As at 31st March, 2000, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	Personal interest	Corporate interest	Total
CHOW Yei Ching	32,000,000	510,750,666*	542,750,666
FUNG Pak Kwan	12,900,000	–	12,900,000
KUOK Hoi Sang	12,000,000	–	12,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	2,256,000	–	2,256,000

* *Dr. CHOW Yei Ching beneficially owned 571,711,235 shares in CIHL, representing in aggregate approximately 49.05% of the issued share capital of CIHL, which in turn, was interested in 510,750,666 shares of the Company. Dr. Chow was deemed to be interested in these shares under the SDI Ordinance and these shares were duplicated with the interests of CIHL as stated in the paragraph "Substantial Shareholders" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	HK$		
CHOW Yei Ching	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	-	14,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	-	7,000,000
FUNG Pak Kwan	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	10,300,000	3,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	-	6,550,000
KUOK Hoi Sang	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	7,000,000	4,300,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	-	5,000,000
FUNG Wo Shun	04/02/1998	03/09/1998 – 02/09/2001	1	0.3376	-	2,300,000
KAN Ka Hon	04/02/1998	04/09/1998 – 03/09/2001	1	0.3376	2,300,000	-
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	-	5,000,000
Lily CHOW	04/02/1998	04/09/1998 – 03/09/2001	1	0.3376	-	5,000,000
	17/12/1999	30/06/2000 – 29/06/2003	1	0.4640	-	5,000,000

Details of the share options are set out in note 22(b) to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares		
		Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	571,711,235	–	571,711,235
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	85,417,444*	126,453,933
FUNG Pak Kwan	CIHL	456,450	–	456,450
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CCHL	1,326,437	–	1,326,437
FUNG Wo Shun	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
CHAO Sze Bang, Frank	CCHL	9,000	–	9,000

* *Dr. CHOW Yei Ching had notified CSHL and CCHL that he was deemed to be interested in 80,000,000 shares in CSHL and 85,417,444 shares in CCHL under the SDI Ordinance as the said shares were held by CIHL in which Dr. Chow beneficially owned 571,711,235 shares in CIHL, representing in aggregate approximately 49.05% of the issued share capital of CIHL.*

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations (continued)

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	HK$		
CHOW Yei Ching	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	18,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	8,450,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	-	4,400,000
FUNG Pak Kwan	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	8,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	5,350,000
KUOK Hoi Sang	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	10,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	5,350,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	-	4,000,000
FUNG Wo Shun	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	-	2,200,000
KAN Ka Hon	CIHL	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	-	2,200,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	-	5,000,000

Save as disclosed above, as at 31st March, 2000, none of the Directors of the Company nor their spouses or children or step children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr. CHOW Yei Ching, Chairman, aged 65, is the founder of the Chevalier Group and is the Chairman and Managing Director of CIHL, Chairman of CCHL and CSHL. He is also the Non-Executive Director of Van Shung Chong Holdings Limited, United Chinese Bank Limited and Television Broadcasts Limited. He was awarded Officer of the Most Excellent Order of the British Empire by Her Majesty, Queen Elizabeth II in 1991 and made Officer in the Order of the Crown by His Majesty, the King of the Belgians in 1993 and further made Officier de l'Ordre National du Mérite of the French Republic in 1996. Dr. Chow was also awarded The Order of the Sacred Treasure, Gold Rays with Rosette by His Majesty, the Emperor of Japan in 1998. Dr. Chow was appointed as member of Chinese People's Political Consultative Conference, Shanghai, The Selection Committee for the First Government of the HKSAR of the Mainland and 2006 Asian Games Bid Committee. In addition, Dr. Chow was awarded an Honorary Doctor Degree in Business Administration from The Hong Kong Polytechnic University in 1995 and an Honorary Degree of Doctor in Laws from The University of Hong Kong in 1997.

Mr. FUNG Pak Kwan, Managing Director, aged 49, joined the Chevalier Group in 1974 and is the Director of CIHL and CSHL. Mr. Fung is responsible for the Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of property investment and development projects, environmental engineering, automobile and hotel business in North America of the Chevalier Group.

Mr. KUOK Hoi Sang, Director, aged 50, joined the Chevalier Group in 1972 and is the Deputy Managing Director of CIHL, Vice Chairman of CCHL and Director of CSHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Directors' Biographies (continued)

Executive Directors *(continued)*

Mr. FUNG Wo Shun, Director, aged 52, joined the Chevalier Group in 1970 and is the Director of CIHL. Mr. Fung participates in business development of the Group and takes an active role in the management of the insurance business and finance and leasing businesses of the Chevalier Group.

Mr. KAN Ka Hon, Director and Company Secretary, aged 49, joined the Chevalier Group in 1986 and is the Director and Company Secretary of CIHL and the Company Secretary of CCHL. He is also the Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr. Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in U.K. and a member of Hong Kong Society of Accountants.

Miss Lily CHOW, Director, aged 37, joined the Group in 1990. She is responsible for strategic planning and business development of the Group. Miss Chow holds a Bachelor Degree from University of British Columbia, Canada. She is the daughter of Dr. CHOW Yei Ching.

Non-Executive Directors

Mr. CHEN Dagang, aged 47, was appointed to the Board in 1999. Mr. Chen was formerly Director of the Department of Regulations and Enforcement of the China Securities Regulatory Commission and possesses extensive practical and legal experience in securities and corporate finance. He is also the Director and Chief Executive Officer of China Everbright Technology Limited and the Director of China Everbright International Limited. Mr. Chen holds a Bachelor's degree in Laws from Beijing University, the P.R.C. and a Master's degree in Comparative Laws from the University of Illinois, U.S.A. He also holds a Master's degree in Laws and a Doctorate degree in Jurisprudence from the New York University, U.S.A.

Mr. YI Zhenqiu, aged 56, was appointed to the Board in 2000. He is the Director and Chief Investment Officer of China Everbright Holdings Limited, the Director of China Everbright International Limited and the Vice-Chairman of China Everbright Technology Limited. Mr. Yi was the Supervisor of the State Commission for Restructuring of the Economic System of Guangdong Province, the Securities Regulatory Commission of Guangdong Province, and the Futures Regulatory Commission of Guangdong Province.

Independent Non-Executive Directors

Dr. CHAO Sze Bang, Frank, aged 66, was appointed to the Board in 1994. He has retired in September 1999 from the Wah Kwong shipping group of companies after having been a director and chairman for more than thirty-five years and he is now the Honorary Chairman. Dr. Chao is also the Non-Executive Director of China Everbright Limited.

Mr. YUEN Tin Fan, Francis, aged 48, was appointed to the Board in 1994. Mr. Yuen is the Deputy Chairman of Pacific Century Group of companies and also Non-Executive Director of several listed companies in Hong Kong.

Retirement Schemes

The Company and its Hong Kong subsidiaries are participating companies in the Chevalier Group Staff Provident Fund Scheme which is a defined contribution retirement scheme for its eligible employees. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 5% to 20% on the employees' salaries. The Group's total contributions to these schemes charged to the consolidatd income statement during the year amounted to HK$2,397,000 against which the forfeited contributions amounting to HK$1,765,000 have been deducted. There were forfeited contributions amounting to HK$260,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholders

As at 31st March, 2000, the substantial shareholders of the Company other than the Directors of the Company whose interests are disclosed above, as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name	Number of ordinary shares
CIHL	510,750,666*
Cokin Limited ("Cokin")	167,564,000*
China Everbright Technology Limited ("CET")	167,564,000*

* *167,564,000 shares out of 510,750,666 shares of the Company which were deemed to be held by CIHL were beneficially owned by Cokin, a company owned as to 50.6% and 49.4% by CIHL and CET respectively. The interests held by Cokin and CET were referred to the same lot of shares.*

Save as disclosed above, there were no parties whom were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to the directors, at no time during the year was the Company or its holding company, subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Year 2000 Issue

The Group has made a successful transition to the year 2000. All Year 2000 compliance activities were completed as scheduled and all of the Group's electronic systems have been fully Year 2000 compliant.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange except that the Non-Executive Directors and the Independent Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-laws of the Company.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Chow Yei Ching
Chairman

Hong Kong, 28th July, 2000

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF CHEVALIER iTECH HOLDINGS LIMITED
(Formerly known as Chevalier (OA) International Limited)
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 21 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 28th July, 2000

CONSOLIDATED
INCOME STATEMENT

For the year ended 31st March, 2000

	Note	2000 HK$'000	1999 HK$'000
Turnover	4	**1,182,301**	1,092,970
Cost of sales		**(1,001,652)**	(872,547)
Gross profit		**180,649**	220,423
Other revenue	5	**18,206**	13,700
Distribution costs		**(150,412)**	(175,523)
Administrative expenses		**(15,691)**	(14,237)
Other operating expenses	6	**(2,409)**	(5,817)
Profit from operations	7	**30,343**	38,546
Finance costs	8	**(372)**	(778)
Share of result of an associate		**4,030**	1,773
Profit before taxation		**34,001**	39,541
Taxation	9	**(8,391)**	(5,469)
Net profit for the year	10	**25,610**	34,072
Dividends	11	**34,352**	33,123
Earnings per share	12		
Basic		**3.1 cents**	4.1 cents
Diluted		**3.0 cents**	N/A

CONSOLIDATED BALANCE SHEET

As at 31st March, 2000

	Note	2000 HK$'000	1999 HK$'000
Non-current assets			
Investment properties	13	**6,320**	6,830
Property, plant and equipment	14	**45,079**	48,835
Interest in an associate	16	**10,265**	8,517
		61,664	64,182
Current assets			
Inventories	17	**112,636**	85,226
Properties for sale	18	**1,135**	1,135
Debtors, deposits and prepayments		**147,310**	181,424
Amount due from customers for contract work	19	**688**	–
Tax prepaid		**2,923**	3,640
Other short-term unlisted investments		**38,364**	296
Investments in securities	20	**14,982**	5,227
Cash and bank balances		**255,695**	279,087
		573,733	556,035
Current liabilities			
Creditors, deposits and accruals		**152,113**	135,790
Amount due to ultimate holding company		**4,765**	3,199
Amounts due to customers for contract work	19	**79**	1,490
Bills and trust receipts payable		**7,546**	5,655
Deferred income		**31,685**	36,346
Provision for taxation		**2,958**	1,289
Proposed dividends		**25,633**	24,842
Unsecured bank overdrafts		**145**	225
		224,924	208,836
Net current assets		**348,809**	347,199
Non-current liabilities			
Deferred taxation	21	**180**	1,095
Minority interests		**227**	227
		410,066	410,059
Capital and reserves			
Share capital	22	**85,445**	82,808
Reserves	23	**324,621**	327,251
		410,066	410,059

The financial statements on pages 21 to 51 were approved by the Board of Directors on 28th July, 2000 and are signed on its behalf by:

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

BALANCE SHEET

As at 31st March, 2000

	Note	2000 HK$'000	1999 HK$'000
Non-current assets			
Interest in subsidiaries	15	**65,842**	98,014
Current assets			
Debtors, deposits and prepayments		**915**	1,107
Amounts due from subsidiaries		**137,725**	166,707
Tax prepaid		**2**	343
Cash and bank balances		**217,443**	168,586
		356,085	336,743
Current liabilities			
Creditors, deposits and accruals		**3,547**	5,368
Amount due to ultimate holding company		**4,765**	3,199
Amounts due to subsidiaries		**72,645**	94,626
Proposed dividends		**25,633**	24,842
Bank overdrafts – unsecured		**13**	–
		106,603	128,035
Net current assets		**249,482**	208,708
		315,324	306,722
Capital and reserves			
Share capital	22	**85,445**	82,808
Reserves	23	**229,879**	223,914
		315,324	306,722

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

CONSOLIDATED
STATEMENT OF RECOGNISED GAINS AND LOSSES
For the year ended 31st March, 2000

	2000 HK$'000	1999 HK$'000
Revaluation decrease on other properties	**(400)**	(101)
Exchange (losses) gains on translation of financial statements of subsidiaries	**(120)**	853
Net (losses) gains not recognised in the consolidated income statement	**(520)**	752
Net profit for the year	**25,610**	34,072
Total recognised gains and losses	**25,090**	34,824

CONSOLIDATED
CASH FLOW STATEMENT

For the year ended 31st March, 2000

	Note	2000 HK$'000	1999 HK$'000
Net cash (outflow) inflow from operating activities	24	**(3,264)**	107,996
Return on investments and servicing of finance			
Interest received		**15,266**	8,417
Interest paid		**(372)**	(778)
Dividend received from an associate		**1,671**	764
Dividends received from investments in securities		**322**	520
Dividends paid		**(33,561)**	(33,128)
Net cash outflow from returns on investments and servicing of finance		**(16,674)**	(24,205)
Taxation			
Profits tax paid		**(7,255)**	(8,785)
Profits tax refunded		**946**	175
Net tax paid		**(6,309)**	(8,610)
Investing activities			
Rental income from properties		**600**	481
Purchase of property, plant and equipment		**(8,830)**	(6,863)
Disposal of property, plant and equipment		**319**	177
Net cash outflow from investing activities		**(7,911)**	(6,205)
Net cash (outflow) inflow before financing		**(34,158)**	68,976
Financing	25		
Issue of shares		**9,271**	–
Share issue expenses		**(2)**	–
Repurchase of shares		**–**	(53)
Advance from ultimate holding company		**1,566**	1,650
Net cash inflow from financing		**10,835**	1,597
Net (decrease) increase in cash and cash equivalents		**(23,323)**	70,573
Cash and cash equivalents at beginning of year		**278,862**	207,941
Effect of changes in foreign exchange rates		**11**	348
Cash and cash equivalents at end of year	26	**255,550**	278,862

1 GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited. The Company's ultimate holding company is Chevalier International Holdings Limited, a limited liability company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited. Pursant to the Special Resolution passed at the Annual General Meeting held on 23rd September, 1999, the Company's name was changed to Chevalier iTech Holdings Limited.

The principal activity of the Company is investment holding while its subsidiaries are engaged in the sales of computer equipment, telecommunication and paging services, sales of office equipment, IT and network solution, technical and maintenance services, securities trading and trading of household products.

2 ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 2 (Revised)	Net profit or loss for the period, fundamental errors and changes in accounting policies
SSAP 10 (Revised)	Accounting for investments in associates
SSAP 24	Accounting for investments in securities

Revised SSAPs 1 and 2 are concerned with the presentation and disclosure of financial information. The presentation in the current year's financial statements has been modified in order to conform with the requirements of those standards. Comparative amounts have been restated in order to achieve a consistent presentation.

In particular:

- additional analyses of income and expenditure have been presented;

- items of income and expense that were separately identified on the face of the income statement as "exceptional items" in the prior year have been reclassified within an appropriate income or cost classification;

2 ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE (continued)

In particular: (continued)

- amounts owing to and by subsidiaries which had previously been presented together with the Company's investments in such enterprises have been reclassified as current and non-current assets and liabilities according to the nature of the transactions giving rise to the balances; and

- certain current/non-current assets/liabilities have been reclassified as non-current/current assets/liabilities in accordance with the definitions of revised SSAP 1.

In addition, the description of various components in the financial statements and the terminology used has been updated to reflect the terminology of the new standards.

None of the amendments outlined above has affected the results for the current or prior periods.

The revision of SSAP 10 has not resulted in any significant changes to the accounting treatment adopted for associates and accordingly no prior period adjustment has been required. Disclosures presented have been modified to meet the requirements of the new standard.

SSAP 24 has introduced a new framework for the classification of investments in securities and the adoption of the Standard has no significant effect on the treatment adopted by the Group for its investments in securities. In adopting SSAP 24, the Group has selected the benchmark treatment for securities other than held-to maturity securities.

Under SSAP 24, investments in securities are now classified as held-to-maturity (carried at amortised cost less provision for irrecoverable amounts), investment securities (carried at cost less impairment) and other investments (carried at fair value, with valuation movements dealt with in the income statement). In prior years, the Group's investments were classified either as long-term (carried at cost less provision for permanent diminution in value) or short-term (carried at the lower of cost and market value). The adoption of standard has no significant effect on the results and net assets for the prior year and accordingly, no prior year adjustment is made.

3 PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties, investments in securities and other short-term investments and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in an associate on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(b) Goodwill on consolidation

Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates and is first written off to capital reserve immediately on acquisition and unless the balance on this reserve is insufficient to cover the goodwill, in which case the excess of goodwill over the balance on the reserve is charged to the retained profits. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates over the purchase consideration, is credited to reserves in the year of acquisition.

On the disposal of subsidiaries or associates, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiaries or associates.

(c) Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued equity share capital, controls more than half of the voting power or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(d) Interest in associate

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associate for the year. In the consolidated balance sheet, interests in associate are stated at the Group's share of the net assets of the associate.

When the Group transacts with its associate, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

(e) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

3 **PRINCIPAL ACCOUNTING POLICIES** (continued)

(f) Property, plant and equipment

(i) Properties

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever the shorter.

(ii) Plant and equipment

Plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Property, plant and equipment (continued)

(ii) Plant and equipment (continued)

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows have not been discounted to their present values.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(g) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(h) Inventories

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less provision. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3 **PRINCIPAL ACCOUNTING POLICIES** (continued)

(i) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(j) Other short-term investments

Options acquired for short-term investment purpose are carried at their market value at each balance sheet date, with unrealised gains and losses included in the income statement for the period.

(k) Installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" (as an asset) or "Amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "Debtors, deposits and prepayments".

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(l) *Revenue recognition*

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from property trading is recognised on the execution of a binding sales agreement.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from the sale of securities and options is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant leases.

3 **PRINCIPAL ACCOUNTING POLICIES** (continued)

(n) **Foreign currency translation**

The accounting records of the Group, other than those companies not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling at that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(o) **Taxation**

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(p) **Cash and cash equivalents**

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

4 **TURNOVER**

	2000 HK$'000	1999 HK$'000
Turnover represents the revenue arising from:		
Sales of computer equipment	**394,941**	288,761
Telecommunication and paging services	**380,280**	343,163
Sales of offic equipment	**174,241**	203,867
IT and network solution	**77,049**	75,357
Technical and maintenance services	**64,480**	72,514
Securities trading	**81,395**	109,308
Trading of household products	**9,915**	–
	1,182,301	1,092,970

5 OTHER REVENUE

	2000 HK$'000	1999 HK$'000
Included in other revenue are:		
Interest income from investment in securities	928	-
Interest income from bank and others	14,961	8,579
Rental income from properties	600	481
Dividends received and receivable from listed securities	322	520
Profit on sale of trading properties	-	2,498

6 OTHER OPERATING EXPENSES

	2000 HK$'000	1999 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of properties		
Investment properties	510	870
Properties for own use	482	2,470

7 PROFIT FROM OPERATIONS

	2000 HK$'000	1999 HK$'000
Profit from operation is arrived at after charging:		
Depreciation on property, plant and equipment	10,776	12,244
Auditors' remuneration	1,294	1,286
Operating lease payments in respect of renting of premises	49,075	57,555
Loss on disposal of property, plant and equipment	617	675
Staff costs, including directors' emoluments *(Note)*	97,945	100,045
and crediting:		
Net rental income from properties	572	465
Net earnings from leasing of assets other than properties	277	410
Net realised gain (loss) and unrealised holding gain (loss) on trading securities	(62)	(3,896)
Exchange gain	1,073	652

Note: Included in staff cost is an amount of HK$2,281,000 (1999: HK$3,284,000) in respect of redundancy payments made to staff.

8 FINANCE COSTS

	2000 HK$'000	1999 HK$'000
Interest on bank loans and overdrafts	**372**	778

9 TAXATION

	2000 HK$'000	1999 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**7,029**	5,205
Overseas	**1,666**	19
Deferred taxation		
Company and subsidiaries		
Hong Kong	**(915)**	–
	7,780	5,224
Current taxation		
Associate		
Hong Kong	**611**	245
	8,391	5,469

Provision for Hong Kong profits tax is calculated at the rate of 16% (1999: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

Details of the potential deferred tax credit not accounted for in the year are set out in note 21.

10 NET PROFIT FOR THE YEAR

Of the Group's net profit for the year, HK$33,685,000 (1999: HK$27,562,000) has been dealt with in the income statement of the Company.

11 DIVIDENDS

	2000 HK$'000	1999 HK$'000
Interim dividend paid		
HK$0.01 per share on 849,561,558 shares (1999: HK$0.01 per share on 828,077,558 shares)	**8,496**	8,281
Final dividend proposed		
HK$0.03 per share on 854,449,558 shares (1999: HK$0.03 per share on 828,077,558 shares)	**25,633**	24,842
Final dividend for prior year on additional shares issued before the closing of the register of members for the dividend	**223**	–
	34,352	33,123

Dividend payable will be increased by approximately HK$1,744,000 if all grantees of share options would exercise their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

12 EARNINGS PER SHARE

Basic earnings per share is calculated based on the earnings for the year of HK$25,610,000 (1999: HK$34,072,000) and on the weighted average number of ordinary shares issued of 836,674,490 (1999: 828,100,462).

The diluted earnings per share for the year was computed as follows:

	HK$'000
Earnings for the purposes of calculating diluted earnings per share	25,610
Weighted average number of ordinary shares for the purpose of basic earnings per share	836,674,490
Effect of dilutive potential ordinary shares:	
Share options	21,500,696
Weighted average number of ordinary shares for the purpose of diluted earnings per share	858,175,186

Diluted earnings per share of 1999 is not presented as the exercise price of the outstanding share options was higher than the average market price.

13 INVESTMENT PROPERTIES

THE GROUP	HK$'000
AT VALUATION	
At 1st April, 1999	6,830
Deficit on revaluation	(510)
At 31st March, 2000	6,320

Investment properties, which were situated in regions of The People's Republic of China ("PRC") other than Hong Kong and are held under medium-term leases, were revalued on an open market value basis on 31st March, 2000 by independent professional valuers, DTZ Debenham Tie Leung Limited.

Gross rental income derived from investment properties during the year amounted to HK$437,000 (1999: HK$268,000).

14 PROPERTY, PLANT AND EQUIPMENT

	Properties									
	Hong Kong	Overseas		Other regions of PRC				Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease HK$'000	freehold HK$'000	under medium-term lease HK$'000	under long-term lease HK$'000	under medium-term lease HK$'000	Transmitters and telecom-communication equipment HK$'000	Machinery, tools and equipment HK$'000	for own use HK$'000	for lease HK$'000	Total HK$'000
THE GROUP										
AT COST OR VALUATION										
At 1st April, 1999	6,500	9,030	468	2,120	2,260	40,889	30,205	39,562	749	131,783
Additions	-	-	-	-	-	128	2,645	6,008	49	8,830
Disposals	-	-	-	-	-	(83)	(667)	(2,159)	(496)	(3,405)
Reclassification	-	-	-	-	-	-	(27)	27	-	-
Deficit on revaluation	(100)	(651)	(90)	(530)	(170)	-	-	-	-	(1,541)
Exchange adjustments	-	-	-	-	-	-	17	19	-	36
At 31st March, 2000	6,400	8,379	378	1,590	2,090	40,934	32,173	43,457	302	135,703
ACCUMULATED DEPRECIATION										
At 1st April, 1999	-	-	-	-	-	30,318	23,524	28,613	493	82,948
Charge for the year	135	251	190	34	49	2,154	3,324	4,483	156	10,776
Eliminated upon disposal	-	-	-	-	-	(50)	(506)	(1,417)	(496)	(2,469)
Eliminated on revaluation	(135)	(251)	(190)	(34)	(49)	-	-	-	-	(659)
Exchange adjustment	-	-	-	-	-	-	14	14	-	28
At 31st March, 2000	-	-	-	-	-	32,422	26,356	31,693	153	90,624
NET BOOK VALUE										
At 31st March, 2000	6,400	8,379	378	1,590	2,090	8,512	5,817	11,764	149	45,079
At 31st March, 1999	6,500	9,030	468	2,120	2,260	10,571	6,681	10,949	256	48,835

An analysis of the cost and valuation of the Group's property, plant and equipment at 31st March, 2000 is as follows:

	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At cost	-	-	-	-	-	40,934	32,173	43,457	302	116,866
At 2000 professional valuation	6,400	8,379	378	1,590	2,090	-	-	-	-	18,837
	6,400	8,379	378	1,590	2,090	40,934	32,173	43,457	302	135,703

Properties in Hong Kong were revalued by Messers. Knight Frank. Overseas properties were revalued by Brooke International (Thailand) Limited. Properties in other regions of PRC were revalued by DTZ Debenham Tie Leung Limited. Had these properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 2000 would have been HK$27,458,000 (1999: HK$28,117,000).

All the above properties were revalued on an open market value basis on 31st March, 2000 by independent professional valuers named above.

15 INTERESTS IN SUBSIDIARIES

	The Company	
	2000	1999
	HK$'000	*HK$'000*
Unlisted shares, at cost less provision	**52,867**	86,633
Amounts due from subsidiaries, less provision	**12,975**	11,381
	65,842	98,014

Particulars regarding the principal subsidiaries as at 31st March 2000 of the Company are set out on page 51.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

16 INTEREST IN AN ASSOCIATE

	The Group	
	2000	1999
	HK$'000	*HK$'000*
Share of net assets	**10,265**	8,517

The carrying value of the interest in an associate represents the Group's 41% interest in United O.A. Limited, a private limited liability company incorporated in Hong Kong, the principal activity of which is the trading of office automation equipment.

17 INVENTORIES

	The Group	
	2000	1999
	HK$'000	*HK$'000*
Inventories held for resale	**108,633**	78,454
Consumable stores	**4,003**	6,772
	112,636	85,226

The cost of inventories recognised as an expense during the year was HK$896,093,000 (1999: HK$629,976,000). Included above are inventories held for resale of HK$10,837,000 (1999: HK$8,631,000) which are carried at net realisable value.

18 PROPERTIES FOR SALE

All properties for sale are carried at cost. None of the properties was sold during the year. The cost of properties sold for the year ended 31st March, 1999 amounted to HK$1,047,000.

19 AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	The Group	
	2000	1999
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**2,343**	2,958
Recognised profits less losses	**517**	292
	2,860	3,250
Progress billings	**(2,251)**	(4,740)
	609	(1,490)
Represented by		
Due from customers included in current assets	**688**	–
Due to customers included in current liabilities	**(79)**	(1,490)
	609	(1,490)

At 31st March, 2000, retentions held by customers for contract work amounted to HK$343,000 (1999: HK$207,000). No Advance payments were received from customers for contract work.

20 INVESTMENTS IN SECURITIES

	The Group	
	2000	1999
Other Investments	***HK$'000***	*HK$'000*
Equity securities, listed		
– Hong Kong	**6,886**	3,138
– Foreign	**8,096**	2,089
	14,982	5,227
Market value of listed securities		
– Hong Kong	**6,886**	3,138
– Foreign	**8,096**	2,453
	14,982	5,591

21 DEFERRED TAXATION

	The Group	
	2000	1999
	HK$'000	*HK$'000*
Balance at beginning of year	**1,095**	1,095
Less: written back for the year	**(915)**	–
Balance at end of year	**180**	1,095

Deferred tax were provided on the timing differences due to the excess of tax allowances over depreciation charged to the income statement.

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the consolidated financial statements are as follows:

	The Group	
	2000	1999
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	**1,070**	2,932
Unutilised tax losses	**50,784**	44,013
Other timing differences	**566**	560
	52,420	47,505

The amount of the unprovided deferred tax (charge) credit for the year is as follows:

	The Group	
	2000	1999
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	**(1,862)**	214
Unutilised tax losses	**6,771**	3,242
Other timing differences	**6**	45
	4,915	3,501

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong and Thailand and deficit arising on the revaluation of properties in PRC as profits or losses arising on the disposal of Hong Kong and Thailand properties and loss on disposal of PRC properties would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for deferred tax purposes.

There is no significant deferred tax for the Company provided or not provided for.

21 DEFERRED TAXATION (continued)

The potential deferred tax assets at 31st March, 2000 of foreign subsidiaries attributable to unutilised tax losses and expiring in the following years amounted to:

Year of expiration	2000 *HK$'000*	1999 *HK$'000*
2002	**8**	8
2003	**11**	10
2005	**11**	10
2006	**2**	2

22 SHARE CAPITAL

	Number of ordinary shares of HK$0.1 each *'000*	**Nominal value** *HK$'000*
Authorised:		
Balance at 1st April, 1998	900,000	90,000
Increased on 23rd September, 1998	300,000	30,000
Balance at 31st March, 1999 and 2000	1,200,000	120,000
Issued and fully paid:		
Balance at 1st April, 1998	828,218	82,822
Repurchase of shares	(140)	(14)
Balance at 31st March, 1999	828,078	82,808
Issue of shares	26,372	2,637
Balance at 31st March, 2000	854,450	85,445

22 SHARE CAPITAL (continued)

Notes:

(a) **Authorised and issued share capital**

During the year, 19,600,000 shares and 6,772,000 shares were issued pursuant to the exercise of options granted to employees including the Directors under the Share Option Scheme at a subscription price of HK$0.3376 and HK$0.392 per share yielding a total consideration of approximately HK$6,617,000 and HK$2,654,000, respectively.

(b) **Share option scheme**

A Share Option Scheme for the benefit of the full-time employees of the Company and its subsidiaries was approved and adopted in 1991 under which the Directors may invite full-time employees, including executive directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the Stock Exchange of Hong Kong Limited on the five business days last preceding the offer date or the nominal value of the Company's shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the share options granted and outstanding are as follows:

Price per share payable on exercise of option	Period during which options are exercisable	Number of shares issuable under option						
		Outstanding at 1st April 1998	Cancelled	Outstanding at 31st March 1999	Granted during the year	Exercised during the year	Cancelled	Outstanding at 31st March, 2000
HK$0.4	4/8/1995-27/8/1998	1,100,000	(1,100,000)	-	-	-	-	-
HK$0.3376	3/9/1998-2/9/2001	40,900,000	-	40,900,000	-	(17,300,000)	-	23,600,000
HK$0.3376	4/9/1998-3/9/2001	7,300,000	-	7,300,000	-	(2,300,000)	-	5,000,000
HK$0.392	7/10/1998-6/10/2001	9,076,000	-	9,076,000	-	(6,772,000)	(1,308,000)	996,000
HK$0.464	30/6/2000-29/6/2003	-	-	-	28,550,000	-	-	28,550,000
		58,376,000	(1,100,000)	57,276,000	28,550,000	(26,372,000)	(1,308,000)	58,146,000

The consideration payable by each of the grantees for the options granted was HK$1. Exercise of these options in full would, under the present capital structure of the Company, result in the issue of 58,146,000 (1999: 57,276,000) additional shares of HK$0.10 each and the receipt by the Company of approximately HK$23,293,000 (1999: HK$19,830,000) in cash.

23 RESERVES

	Share premium HK'000	Capital reserve HK'000	Capital redemption reserve HK'000	Other property revaluation reserves HK'000	Exchange fluctuation reserve HK'000	Retained profits HK'000	Total HK'000
THE GROUP							
Balance at 1st April, 1998	234,027	171	-	526	(144)	91,009	325,589
Repurchase of shares	-	-	14	-	-	(53)	(39)
Deficit on revaluation of properties for own use	-	-	-	(101)	-	-	(101)
Exchange difference on translation of financial statements of foreign subsidiaries	-	-	-	-	853	-	853
Net profit for the year	-	-	-	-	-	34,072	34,072
Dividends	-	-	-	-	-	(33,123)	(33,123)
Balance at 31st March, 1999	234,027	171	14	425	709	91,905	327,251
Transfer	(18,060)	18,060	-	-	-	-	-
Issue of shares	6,634	-	-	-	-	-	6,634
Share issue expenses	(2)	-	-	-	-	-	(2)
Deficit on revaluation of properties	-	-	-	(400)	-	-	(400)
Exchange difference on translation of financial statements of foreign subsidiaries	-	-	-	-	(120)	-	(120)
Net profit for the year	-	-	-	-	-	25,610	25,610
Dividends	-	-	-	-	-	(34,352)	(34,352)
Balance at 31st March, 2000	222,599	18,231	14	25	589	83,163	324,621

Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition profits retained in an associate amounting to HK$3,458,000 (1999: HK$2,367,000).

The amount disclosed as share premium in the previous years' financial statements has been re-analysed between share premium attributable to the holding company and share premium attributable to subsidiaires at the time of restructing of the Group in 1989. The portion attributable to subsidiaries has been transferred to capital reserve.

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY					
Balance at 1st April, 1998	215,967	6,279	–	7,268	229,514
Repurchase of shares	–	(53)	14	–	(39)
Net profit for the year	–	–	–	27,562	27,562
Dividends (note 11)	–	–	–	(33,123)	(33,123)
Balance at 31st March, 1999	215,967	6,226	14	1,707	223,914
Issue of shares	6,634	–	–	–	6,634
Share issue expenses	(2)	–	–	–	(2)
Net profit for the year	–	–	–	33,685	33,685
Dividends (note 11)	–	–	–	(34,352)	(34,352)
Balance at 31st March, 2000	222,599	6,226	14	1,040	229,879

Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

As at 31st March, 2000, the Company's reserves available for distribution to shareholders amounted to HK$7,266,000 (1999: HK$7,933,000).

24 RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES

	2000 HK$'000	1999 HK$'000
Profit before taxation	**34,001**	39,541
Share of profit of an associate	**(4,030)**	(1,773)
Rental income from properties	**(600)**	(481)
Interest income	**(15,889)**	(8,579)
Interest expenses	**372**	778
Dividend income	**(322)**	(520)
Depreciation	**10,776**	12,244
Deficit on revaluation of properties	**992**	3,340
Loss on disposal of property, plant and equipment	**617**	675
Decrease in properties for sale	**–**	1,047
(Increase) decrease in inventories	**(27,367)**	45,228
Decrease (increase) in debtors, deposits and prepayments	**34,785**	(2,791)
(Increase) decrease in investments in securities	**(47,823)**	8,872
Increase in bills and trust receipts payable	**1,891**	3,151
Increase in creditors, deposits and accruals	**16,304**	8,055
(Decrease) increase in amount due to customers for contract work	**(1,411)**	964
Increase in amount due from customers for contract work	**(688)**	–
Decrease in deferred income	**(4,676)**	(258)
Exchange difference	**(196)**	(1,497)
Net cash (outflow) inflow from operating activities	**(3,264)**	107,996

25 ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium HK$'000	Amount due to ultimate holding company HK$'000	Retained profits HK$'000
Financing at 1st April, 1998	316,849	1,549	91,009
Net cash inflow (outflow) from financing	–	1,650	(53)
Profit for the year, retained	–	–	949
Repurchase of shares	(14)	–	–
Financing at 31st March, 1999	316,835	3,199	91,905
Net cash inflow from financing	9,269	1,566	–
Profit for the year, retained	–	–	25,610
Dividend	–	–	(34,352)
Transfer to Capital Reserve	(18,060)	–	–
Financing at 31st March, 2000	308,044	4,765	83,163

26 ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2000 HK$'000	1999 HK$'000
Cash and bank balances	**255,695**	279,087
Bank overdrafts	**(145)**	(225)
	255,550	278,862

27 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Group are as follows:

	2000 HK$'000	1999 HK$'000
Directors' emoluments		
Fees	**240**	240
Salaries, allowances and benefits in kind	**1,348**	1,326
Contribution to retirement schemes	**58**	58
Bonus	**–**	–
	1,646	1,624

Except for the directors' fees of HK$240,000 (1999: HK$240,000) paid to the Independent Non-Executive Directors, no other emoluments were paid or are payable to the Independent Non-Executive Directors and Non-Executive Director during the two years ended 31st March, 2000.

The emoluments of the Directors fall within the following bands:

Bands	Number of directors 2000	1999
Nil – HK$1,000,000	**10**	9
HK$1,000,001 – HK$1,500,000	**1**	1

The five highest paid individuals included one (1999: one) director whose emoluments are disclosed above.

The total emoluments of the remaining four (1999: four) highest paid individuals were as follows:

	2000 HK$'000	1999 HK$'000
Salaries, allowances and benefits in kind	**3,217**	3,470
Contributions to retirement schemes	**188**	200
Bonus	**–**	–
	3,405	3,670

The emoluments of the four (1999: four) highest paid individuals fall within the following bands:

Bands	Number of individuals 2000	1999
Nil – HK$1,000,000	**3**	3
HK$1,000,001 – HK$1,500,000	**1**	1

28 CHARGES ON ASSETS

As at 31st March, 2000, certain overseas freehold properties of the Group with an aggregate carrying value of HK$7,686,000 (1999: HK$8,337,000) were pledged to secure the general banking facilities granted to the Group.

29 COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$64,675,000 (1999: HK$53,990,000).

(ii) other guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$40,500,000 (1999: HK$16,500,000).

(b) the Group has annual commitments under non-cancellable operating leases payable within the next year in respect of renting of premises which expire:

	The Group		The Company	
	2000	1999	**2000**	1999
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**14,979**	9,130	**2,221**	–
In the second to fifth years inclusive	**13,579**	22,078	**–**	3,051
	28,558	31,208	**2,221**	3,051

(c) the Group had contingent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance are eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$7,485,000 (1999: HK$7,191,000).

30 RELATED PARTIES TRANSACTIONS

The Company's ultimate holding company, Chevalier International Holdings Limited ("CIHL") and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 1999, the Company renewed the management agreement expiring on 31st March, 1999 with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2000 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$5,429,000 (1999: HK$4,870,000). The management agreement had been renewed for a further term of one year.

(b) During the year, the Group paid rentals determined with reference to market rates amounting to HK$12,281,000 (1999: HK$12,592,000) to wholly-owned subsidiaries of CIHL, for the use of its premises by the Group.

(c) During the year, the Group paid storage and delivery charges amounting to approximately HK$6,635,000 (1999: HK$7,502,000) and HK$3,253,000 (1999: HK$3,598,000), respectively, to a wholly-owned subsidiary of CIHL to cover its cost for services provided to the Group.

At the balance sheet date, the Group has outstanding balance with its ultimate holding company. The amounts outstanding at 31st March, 2000 and 1999 are disclosed in the balance sheets.

PRINCIPAL SUBSIDIARIES

Name of Company	Place or country of incorporation or registration/operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Directly held by the Company:						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier iTech (S) Pte Ltd (Formerly known as Chevalier OA (S) Pte Ltd)	Singapore	Ordinary	S$500,000	500,000	100	Trading of office equipment
Chevalier OA (Thailand) Limited *	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	100 47	Trading of computer and office equipment
Chevalier iTech (Malaysia) Sdn. Bhd. (Formerly known as Chevalier Technologies (Malaysia) Sdn. Bhd.)	Malaysia	Ordinary	RM300,000	300,000	100	Trading of telecommunication equipment
Chevalier Telecom (Thailand) Limited	Thailand	Ordinary	BAHT5,000,000	50,000	100	Trading of telecommunication equipment
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by the Company:						
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of office equipment
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	100	Internet services
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of computer and office equipment
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and office equipment
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Chevalier Office Automation Services (Shenzhen) Company Limited	The People's Republic of China	Not applicable	HK$1,800,000	Not applicable	100	Maintenance services
Chevalier (Paging Services) Limited	Hong Kong	Ordinary	HK$2	2	100	Paging services
Chevalier Q-Mart Limited	Hong Kong	Ordinary	HK$2	2	100	Retailing of household products
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	100	Installation of satellite antennae
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (Telecom) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading and telecommunication services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and share dealing

* Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

NOTICE
OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 22nd September, 2000 at 10:30 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2000.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 6:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 28th August, 2000

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 14th September, 2000 to Wednesday 20th September, 2000, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Tuesday, 12th September, 2000.